OPNET Technoloies, Inc.

2008 ANNUAL REPORT

OPNET®

Making Networks and Applications Perform®

CORPORATE PROFILE

OPNET Technologies, Inc. is a leading provider of solutions for managing networks and applications. Our solutions address application performance management; network planning, engineering, and operations; and network R&D.

Organizations rely on networks and enterprise software applications to successfully execute their strategies. As the dependency on networked applications has grown, so have demands for high performance and availability. At the same time, the size and complexity of the IT infrastructure has increased commensurately. This complexity is compounded by government regulations and commercial industry standards that require demonstrably improved management processes. Due to all of these factors, businesses and government entities confront significant challenges related to the cost, risk, and performance of IT.

Traditional application and network management solutions focus on data collection and monitoring. These solutions typically report on historical trends and status of networks or systems. While this information can be useful in managing IT assets and in identifying certain performance problems, it is frequently insufficient to point to the actual cause of these problems. OPNET differentiates itself from other management solutions by focusing on deep data collection and advanced analytics. OPNET solutions collect highly detailed data, and provide expert analysis that dramatically accelerates problem resolution and also permits problem prevention.

Continuing its tradition as a leading technology innovator, OPNET is extending the state of the art in Application Performance Management by developing solutions that provide an "end-to-end" perspective. For the first time, a single vendor is providing deep analysis of application performance from the network perspective, as well as the end-system (e.g., server or client) perspective. Integrated views of application performance from these simultaneous perspectives provides significantly improved ability to solve performance problems and to coordinate troubleshooting across different "silos" in the IT organization.







OPNET's software solutions generate return on investment for a broad customer base, including corporate and government enterprises, defense agencies and contractors, network service providers, and network equipment manufacturers. These organizations rely on OPNET software to improve operational effectiveness, accelerate the deployment of strategic applications and services, reduce IT operating and capital costs, manage risk associated with growth and change, and increase productivity—all with better performance.

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will", and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 9, 2008 under "Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q that we will file in fiscal 2009.

The forward-looking statements provided in this Annual Report represent our expectations as of July 21, 2008. We anticipate that subsequent events and developments will cause our expectations to change. However, while we may elect to update this forward-looking information at some point in the future, we specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing our expectations as of any date subsequent to July 21, 2008.

CORPORATE HIGHLIGHTS

Annual Revenue
(in Thousands)


$64,243
$76,115
$95,130
$101,346
2005
2006
2007
2008

Annual Diluted Earnings per share


$0.10
$0.10
$0.38
$0.03
2005
2006
2007
2008

Fiscal Operating Margins
Fiscal Year 2008


-0.3%
0.8%
-9.0%
-4.5%
Q1
Q2
Q3
Q4

Fiscal 2008 Diluted Earnings per Share
Fiscal Year 2008


$0.03
$0.06
$(0.06)
$ (0.00)
Q1
Q2
Q3
Q4

OPNET Acquires Technology and Certain Assets from Network Physics, Introduces ACE Live

In a move termed "a master stroke" by noted industry analyst Dennis Drogseth, OPNET acquired technology and certain assets from Network Physics, Inc., a technology leader in the competitive and fast-growing market for network and application performance monitoring products.

The October 2007 transaction followed the announcement in September of plans to introduce ACE Live early in 2008, a new solution for end-user experience monitoring. OPNET leveraged the Network Physics investment to bring ACE Live to market in 2007, delivering a strategic new offering in its Application Performance Management portfolio.



OPNET Establishes Asia Subsidiary

OPNET Technologies Asia Pte. Ltd. was launched, headquartered in Singapore, and with direct sales and support responsibility for the Asia-Pacific region. Additional consultants are located in Beijing, Hong Kong, Bangalore, and New Delhi.

OPNET Launches SYNERGY Program

A new channel program designed to increase the penetration of OPNET solutions among mid-size IT enterprises was launched in fiscal year 2008. The SYNERGY program enlists a broad range of sales and services organizations with initial focus on OPNET's ACE Live solution.

SYNERGY Partner
OPNET Technologies, Inc.

OPNET Certified as an Approved Scanning Vendor (ASV) for the Payment Card Industry (PCI)

OPNET was certified as an Approved Scanning Vendor (ASV) by the Payment Card Industry (PCI) Security Standards Council. The PCI Data Security Standard (DSS), endorsed by American Express, Discover Financial Services, JCB, MasterCard Worldwide and Visa Inc., requires merchants and service providers that store, process or transmit customer payment card data to adopt information security controls and processes to ensure data integrity. Participating payment brands require PCI DSS compliance reports by a certified third-party assessor for on site audits of merchants and service providers that process payment card transactions.

As an ASV, OPNET is able to help merchants manage data security risks, evaluate the security of their systems that store payment account data and assist them in achieving compliance with the PCI DSS. OPNET achieved approved status by undergoing rigorous testing on the Council's infrastructure, which simulates the network of a typical security scan customer. Only vendors approved by the PCI Security Standards Council are qualified to perform scanning assessments.

OPNET Awarded $75M Contract by the U.S. Navy

Wholly owned subsidiary, OPNET Analysis, Inc., was awarded an Indefinite Delivery/Indefinite Quantity (IDIQ) contract by the U.S. Navy's Space and Naval Warfare Systems Center (SPAWARSYS-SC) in Charleston, SC for OPNET software products and services.

The contract includes one base year valued at $13,957,702, and four one-year option periods that, if exercised, will bring the total cumulative value of the contract to the estimated amount of $75,000,000.

SPAWARSYS-SC conducts a variety of initiatives for Joint, Navy, Army, Air Force, and other Federal interoperability programs. The contract will provide a rapid ordering vehicle for OPNET's entire product line, including software licenses and upgrades, technical support, consulting services, and customization work.

LETTER TO SHAREHOLDERS



Marc A. Cohen and Alain J. Cohen

Dear Shareholders

From Products to Solutions

OPNET has grown from a company with a handful of products when it went public in August 2000, to a leading provider of analytics solutions that span application performance management; network planning, engineering, and operations; and network R&D. During this timeframe, our revenue increased more than fivefold, and we successfully integrated four technology acquisitions to broaden our solution suite and markets.

We focus on developing and bringing to market software solutions based on analytics. These analytics allow our customers to troubleshoot problems faster, proactively prevent performance and security problems, unify and visualize performance data from complex IT environments in real-time, and effectively plan and optimize IT resources to meet specific service levels. In fiscal 2008, we completed a significant acquisition of technology and certain assets from Network Physics, Inc. that makes OPNET a major player in the fast-growing space of application performance monitoring.

In fiscal 2008, revenue was $101.3 million, representing an increase of 6.5% over the prior year. In fiscal 2008 we also increased deferred revenue by 30.8% to $30.5 million, increased cash flow from operations by 108% to $12.9 million, maintained a strong balance sheet with no debt, and invested 27.1% of our total revenue into research and development. While our operating margin decreased to negative 3.4% from positive 8.2% the prior fiscal year, we believe OPNET is well positioned to grow revenues and profitability.

Building a Strong Foundation

In fiscal 2008, OPNET made significant investments to expand its presence and exploit opportunities in the Enterprise IT market. A key element in this strategic direction was the Network Physics technology asset acquisition, placing OPNET in a unique position to deliver "End-to-End Application Performance Management." The acquired Network Physics technology accelerated the release of our ACE Live™ solution, a network-based appliance that provides application performance monitoring, alerting, and triage across all transactions observed on the network. ACE Live is complemented by OPNET's ACE™ Analyst solution, which provides deep root-cause analysis for individual transactions. And, finally, OPNET's Panorama™ solution performs monitoring, alerting, and troubleshooting on the servers that make up an application's infrastructure. The ability to perform these functions from both the network perspective and the server perspective responds to a key need in the industry to solve application performance problems in a more comprehensive manner. This approach also allows network, server, and application teams to work more closely together to solve problems faster.

From a commercial perspective, OPNET's "End-to-End" approach not only offers a new technical advantage to the industry, but allows us to position ourselves as a key vendor across IT divisions. This, in turn, enables us to provide "baskets of solutions" in enterprise deals, which leads to overall larger transactions. In fiscal 2008, we began to see this strategy deliver results with significantly greater enterprise business, and also larger deal sizes in enterprise accounts.

OPNET also continues to advance the state of the art with its Network Planning, Engineering and Operations solutions, sold to all of its market segments. In this space, as well as the Network R&D space where OPNET had its beginnings, OPNET continues to be the technological and market share leader.

None of this would have been possible without the dedication and hard work of our staff and their successful track record of continuous innovation. In the last year, we filed 37 patent applications, further building on our base of intellectual property and extending barriers to entry.

In summary, fiscal 2008 was a year of significant accomplishments for OPNET. We believe that we are uniquely positioned to be a leading, global provider of analytics in a market where growth is driven by increasing infrastructure complexity, tighter performance demands, stricter regulations, and new security threats.

We would like to thank our staff, customers, and shareholders for their commitment to our solutions and belief in our vision.

Marc A. Cohen
Chairman and Chief Executive Officer

Alain J. Cohen
President and Chief Technology Officer

Solution Portfolio:

APPLICATION PERFORMANCE MANAGEMENT



The end-to-end performance of networked applications depends on complex interactions among application software, server environments, and networks. Effective application performance management requires a holistic view that encompasses these multiple perspectives. Application performance management is needed throughout the application lifecycle, beginning with development and QA, and continuing through deployment and operations. A comprehensive strategy requires analytics that enable both rapid troubleshooting and proactive prevention of problems.

> Realize faster, more successful application deployments.

> Predict the impact of deployments on the existing network and applications.

> Monitor and alert on all transactions in a production environment. When problems occur, perform triage among network and server components to indicate where to investigate.

> Quickly find the root cause of performance problems, on the network, or within the server.

> Manage the convergence and contention of voice and data on the same network.

> Troubleshoot problems in complex environments involving WAN acceleration devices.

> Assess whether a server is a good candidate for virtualization, and determine capacity required for the host and virtual machines to meet performance objectives.

OPNET's Application Performance Management (APM) solutions ensure that applications will perform effectively in production, that systems have adequate capacity to support them, and that networks that deliver application functionality can meet service level objectives. OPNET's solutions provide an end-to-end approach to application performance management.

ACE Live™ is an appliance-based solution that spans monitoring, measurement, and detection of application performance violations. It provides complete visibility of all transactions and users across the enterprise, with detailed real-time and historical information about end-user response times, utilization, route quality, ISP performance, and traffic patterns. On-board analytics break down application response time, identifying which parts of the infrastructure are contributing most to delays. Data is automatically summarized according to applications and user-defined business groups (e.g., departments, campuses, etc.), so that results are presented in a way that is meaningful to the business.

ACE™ Analyst provides effective performance management throughout the application life cycle. ACE Analyst embeds expert knowledge about how applications, servers, and networks interact, providing a comprehensive understanding of the end-to-end performance of networked applications.. Its powerful, intuitive analysis environment enables application pre-deployment certification, validates planned changes, and accelerates troubleshooting performance problems in production applications. The combination of ACE Live and ACE Analyst enables IT organizations to detect performance issues, perform triage across all transactions, and pinpoint and remedy specific issues before they severely affect business operations.

OPNET Panorama™ delivers comprehensive performance management for critical applications throughout the application lifecycle. Panorama can provide valuable analysis for any type of application, but excels in particular in Java or .NET environments. It continuously monitors thousands of system and application metrics within each server, across all application tiers, and automatically spots performance anomalies. Panorama uses unique technology to provide deep instrumentation with very low overhead on the host system. Its unique correlation technology automatically detects patterns in metrics and events, identifying cause-and-effect relationships and pinpointing symptoms that might otherwise go undetected. Panorama provides deep visibility into application code, enabling root-cause analysis and rapid problem remediation.

IT Guru® Systems Planner enables capacity planning for servers and mainframes. It analyzes system configurations and workloads, and predicts the impact of new application deployments, changes in workload profiles, and growth in the number of users. IT Guru Systems Planner automates performance planning to predict how utilization, transaction rates, and hardware configurations will affect response time. It presents server virtualization scenarios, assesses capacity of host systems for guest machines, and predicts the capacity required to achieve SLAs.

Solution Portfolio:

NETWORK PLANNING, ENGINEERING, & OPERATIONS

Network planners and engineers who manage complex and constantly changing networks are responsible for the infrastructure that supports business-critical services and applications. Our customers rely on our solutions to ensure high performance and availability.

- Optimize network performance through traffic engineering and capacity "right-sizing."
- Ensure network survivability, predicting the impact of failing nodes, links, or resource groups.
- Validate network configuration changes prior to deployment.
- Increase security and operational integrity with scheduled network audits.
- Accelerate new service deployments, technology migrations, and network consolidations.
- Unify disparate views of the network and its components across tools that operate in "silos."
- Better understand and visualize the state of the production network and proactively detect and resolve operational issues.

IT Sentinel® and **SP Sentinel®** ensure network integrity, compliance, and security for enterprises and service providers. Sentinel performs automated, systematic, network-wide configuration audits of the production network, identifying errors and mis-configurations that can impact network availability, performance, and security. Sentinel detects unexposed problems, and proactively notifies staff of critical errors. Proactive change validation assesses configuration changes prior to their deployment into the production network.

IT Netcop™ and **SP Netcop™** provide a unified, graphical visualization of large, heterogeneous production networks, including devices, their connectivity and status, and live traffic. Netcop unifies data from a wide range of network management systems, providing consolidated views for more intuitive and productive navigation and analysis. Netcop's geographical network dashboard is dynamically updated with real-time operational information. Third party tools and programmed scripts can be launched from its console for deeper drill-down and assisted troubleshooting.

IT Guru® Network Planner automates analysis and planning of multi-layer, multi-vendor networks. Organizations can accurately plan for growth, consolidation, technology migration, and new application deployments, including Voice-Over-IP (VoIP), Virtual Private Networks (VPNs), and IPv6. Exclusive OPNET algorithms automatically suggest optimizations for the network, in terms of capacity and configuration, to meet traffic growth projections, and achieve performance and survivability.

SP Guru® Network Planner provides additional network planning and design capabilities to meet the unique requirements of network service providers, enabling them to accelerate new service deployment and maximize return on network investments. SP Guru Network Planner automatically performs traffic engineering for MultiProtocol Label Switching (MPLS) networks, and optimizes Quality of Service (QoS) for offerings such as VoIP.

SP Guru® Transport Planner enables service providers and network equipment manufacturers to design resilient, cost effective optical and SONET networks. It performs "what if" analyses for a wide variety of transport network architectures, technologies, and design scenarios, featuring unique multi-layer network presentation and optimization and design capabilities. SP Guru Transport Planner integrates with SP Guru Network Planner to optimize capacity and survivability across the optical transport and packet layer networks, including IP, and MPLS.

Solution Portfolio:

NETWORK R&D

Network R&D organizations rely on OPNET software to boost productivity, improve product performance and quality, and accelerate time-to-market for fixed and wireless communication technologies.

> Optimize proprietary wireless protocols and technologies.

> Test and demonstrate technology designs in realistic scenarios before production.

> Increase network R&D productivity and accelerate time-to-market.



OPNET Modeler® accelerates the R&D process for analyzing and designing communication networks, devices, protocols, and applications. Users can analyze simulated networks to compare the impact of different technology designs on end-to-end behavior. Modeler incorporates a broad suite of protocols and technologies, and includes a development environment to enable modeling of all network types and technologies.

Modeler Wireless Suite provides high fidelity modeling, simulation, and analysis of a broad range of wireless networks. Technology developers leverage advanced simulation capabilities and rich protocol model suites to design and optimize proprietary wireless protocols, such as access control and scheduling algorithms. Simulations incorporate motion in mobile networks, including ground, airborne, and satellite systems. Modeler Wireless Suite supports any network with mobile devices, including cellular, mobile ad hoc networks, wireless LAN, and satellite.

Modeler Wireless Suite for Defense supports the unique R&D requirements of the defense community, including research and development of network protocols and architectures crucial to Network-Centric Warfare implementations. Three-dimensional displays of network simulations incorporate topology, node relationships, and performance statistics, overlaid on a realistically rendered terrain. Modeler Wireless Suite for Defense enables analysis and prediction of communications effects in the theater of operations.

Case Studies

T-Mobile Standardizes Network Design and Operations Activities with OPNET

T-Mobile is the leading mobile phone operator in Germany with more than 37 million subscribers as of March 31, 2008. Headquartered in Bonn, Germany, T-Mobile generated €8 billion in revenues in 2007. T-Mobile continuously invests in modernizing its network, with a focus on superior network experience, and deploying state-of-the-art technologies for high-speed mobile data transmission (GPRS, EDGE, W-LAN, UMTS, and HSDPA).

The IP Design Authorization Group at T-Mobile is responsible for making design recommendations to guarantee the correct operation of multiple networks across the organization. To support these activities they undertook the strategic initiative to implement a standardized toolset across the company, based on OPNET SP Sentinel and SP Guru Network Planner.

SP Sentinel is deployed in a hierarchical configuration to collect data from different networks and audit these networks against mis-configurations, security gaps, and violations of organizational policies. Based on the detailed recommendations provided by SP Sentinel, T-Mobile identified and modified several erroneous configurations that went previously unnoticed and could have resulted in service disruption.

Leveraging the network and traffic data collected by SP Sentinel, T-Mobile uses SP Guru Network Planner to guarantee end-to-end connectivity and service delivery across multiple service areas and undertake survivability analysis to ensure that services remain operational in case of equipment failures. SP Guru Network Planner is used also to simulate the impact of new services and traffic growth on the backbone network and make timely recommendations to perform capacity upgrades before service performance is impacted.

OPNET is a strategic partner for T-Mobile's network design and operations activities. Using SP Sentinel and SP Guru Network Planner, T-Mobile gained an unprecedented level of end-to-end visibility and understanding of the network, allowing the Company to make better-justified network design recommendations and significantly reduce network configuration errors and resulting down-time.

Dr. Jörg Hagemann
Head of Technical Design Authority IP Networks
T-Mobile Germany



Case Studies

General Dynamics UK Selects OPNET Modeler® to Model Communications Effects in HLA Federation

General Dynamics UK Limited (GDUK) is a leading prime contractor and complex systems integrator working in partnership with the UK's Ministry of Defence and the defense departments of other countries. GDUK is part of General Dynamics Corporation, one of the top six defense companies in the world.

Traditional war gaming simulators do a good job of accounting for battlefield strategy. However, they make simple assumptions about communication conditions, and the availability of communications can significantly change the outcome of a battle. GDUK has addressed this challenge by integrating BLaDE, their specialized force-on-force simulator, with OPNET Modeler. Modeler simulates communications effects including protocol behavior, interference, terrain masking, and jamming. GDUK is now able to implement realistic battlefield communications in support of networked defense projects.



"We have optimized our war game simulations by integrating BLaDE with OPNET Modeler's high-fidelity communications effects simulation. We can now represent the reality of battlefield communications in our defense project simulations, enabling us to better support our customers."

Andy Cullington
Technology Manager (Simulation and Modeling)
Mission Systems
General Dynamics UK Limited

Salt River Project Proactively Avoids Network Downtime with OPNET's IT Sentinel®

Salt River Project (SRP) provides electricity to more than 2 million people in a 2,900-square-mile area in Central Arizona, an area known as the "Valley." Founded in 1903, SRP is an integrated electric utility, providing generation, transmission and distribution services. SRP is also the largest water supplier to the greater Phoenix metropolitan area, with a water service area that spans 375 square miles. In addition, SRP manages the 13,000-square-mile watershed that supplies a majority of that area's surface water.

SRP needed a network configuration auditing solution to ensure configuration correctness and policy compliance. IT Sentinel was selected because it provides automated auditing that leverages extensive rules suites with more than 650 out-of-the-box checks. The return on investment was realized immediately when IT Sentinel diagnosed a mis-configuration during the third week of implementation. A duplicate IP address was detected that was causing routing loops, impacting network performance. Sentinel rapidly pinpointed the specific configuration error so that it could be quickly corrected and the problem resolved.

SRP has implemented a process whereby they audit their 400-node network daily to assess configuration correctness, network differences, and compliance with the Payment Card Industry Data Security Standard (PCI DSS).

"IT Sentinel takes the manual labor out of running a network audit. It automates the whole process of configuration collection, analysis, and reporting. The reports are created like clockwork every night and they identify a wide array of potential configuration issues that would be virtually impossible to identify manually."

Shanon Jones
Senior Network Analyst
Salt River Project

Case Studies

Coty Inc. Implements ACE Live™ for a Strategic IT Consolidation Effort

Through acquisition and licensing partnerships, Coty, Inc. has achieved a leadership position in fragrance and has quickly emerged as a global leader in the world of beauty. Today, Coty is the world's largest fragrance company with offices in more than 30 countries and a strong presence in 91 markets. Coty successfully brings to market its brands faster, further, and freer than most other beauty companies.

Coty has over 60 sites around the world that include a mix of research and development, manufacturing, distribution, and sales offices. Earlier this year, the IT team was focused on a new initiative to create a centralized repository for videos and graphics to be used by the company's internal portal. The team knew that the consolidation effort would pose a challenge to maintaining effective network bandwidth utilization and would especially affect their global users' response time to business critical applications, such as SAP and Oracle.

Coty purchased OPNET's ACE Live for real-time visibility into end-user response time to assist in the IT consolidation effort. ACE Live enables the team at Coty to focus on strategic business initiatives and has been instrumental in diagnosing performance problems in real-time, before the end-user is affected. Coty has also implemented ACE Analyst for deep troubleshooting and plans to use its integration with ACE Live to seamlessly monitor and troubleshoot application performance issues.



"As the global network manager, I didn't want to spend my time analyzing network traffic; ACE Live does the work for us and puts our team at ease so we can focus on planning strategic IT projects that impact our business."

Steve Kamvissis
Global Network Manager
Coty, Inc.

Vodafone Italia Optimizes Traffic Engineering with OPNET's SP Guru Network Planner®

Vodafone Italia is part of the Vodafone Group, the world's leading international mobile communications group, operating in 25 countries, with network partnerships in another 42 countries. Vodafone Italia has more than 30 million customers and over 7 million 3G devices as of March 2008. Revenues for the year ended March 31, 2008 totaled €8,159 million.

The Traffic Engineering team at Vodafone Italia provides network traffic analysis for the IP-based converged services network, and ensures that the network is engineered correctly to guarantee optimal performance of supported services. They are charged with making recommendations for changes and upgrades to support new network services, traffic growth, and network expansion.

Vodafone Italia leverages SP Guru Network Planner to predict the impact on utilization and performance of a wide range of network services. The detailed and up-to-date network model in SP Guru Network Planner enables accurate trending to predict future network performance and potential bottlenecks for different service growth scenarios. Vodafone Italia also employs SP Guru Network Planner's exclusive design capabilities to optimize network capacity and quality of service for planned network expansions and new service deployments, such as Voice-Over-IP (VoIP).



"SP Guru Network Planner helped us implement the most reliable and accurate solution for optimizing our traffic engineering processes. We now make better-justified recommendations for network changes and upgrades by producing precise predictive results that optimize network performance, thus reducing risk and avoiding unnecessary investments."

Lucia Levi
Traffic Engineer, Network Engineering Department
Vodafone Italia

FINANCIAL STATEMENTS



Table of Contents

SELECTED CONSOLIDATED FINANCIAL DATA *(dollars and share amounts in thousands, except per share data)*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended March 31, 2008, 2007, and 2006, and the balance sheet data as of March 31, 2008 and 2007, are derived from our audited consolidated financial statements included in this Annual Report. The balance sheet data as of March 31, 2006, 2005 and 2004 and the statement of operations data for the years ended March 31, 2005 and 2004 are derived from our consolidated financial statements that are not included in this Annual Report. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended March 31,				
	2008	**2007**	**2006**	**2005**	**2004**
STATEMENT OF OPERATIONS DATA:	*(in thousands, except per share data)*				
Revenue:					
New software licenses	$ 38,838	$ 43,186	$ 31,976	$ 29,507	$ 28,164
Software license updates, technical support and services	34,787	28,062	24,226	19,805	15,152
Professional services	27,721	23,882	19,913	14,931	13,137
Total revenue	**101,346**	**95,130**	**76,115**	**64,243**	**56,453**
Cost of revenue:					
New software licenses	1,035	638	657	778	831
Software license updates, technical support and services	4,514	3,264	2,637	2,348	1,730
Professional services	19,154	15,904	13,705	10,154	7,510
Amortization of acquired technology	1,486	723	832	651	509
Total cost of revenue	**26,189**	**20,529**	**17,831**	**13,931**	**10,580**
Gross profit	**75,157**	**74,601**	**58,284**	**50,312**	**45,873**
Operating expenses:					
Research and development	27,471	21,688	18,643	15,455	13,040
Sales and marketing	39,357	34,133	26,300	22,803	19,446
General and administrative	11,747	10,994	13,375	9,742	5,717
Total operating expenses	**78,575**	**66,815**	**58,318**	**48,000**	**38,203**
(Loss) income from operations	(3,418)	7,786	(34)	2,312	7,670
Interest and other income, net	3,579	3,834	2,680	1,384	594
Income before (benefit) provision for income taxes	161	11,620	2,646	3,696	8,264
(Benefit) provision for income taxes	(372)	3,655	509	1,644	2,506
Net income	**$ 533**	**$ 7,965**	**$ 2,137**	**$ 2,052**	**$ 5,758**
Basic net income per common share	**$ 0.03**	**$ 0.39**	**$ 0.10**	**$ 0.10**	**$ 0.29**
Diluted net income per common share	**$ 0.03**	**$ 0.38**	**$ 0.10**	**$ 0.10**	**$ 0.28**
Basic weighted average shares outstanding	20,342	20,358	20,374	20,158	19,697
Diluted weighted average shares outstanding	20,621	21,206	20,604	20,624	20,650
Balance Sheet Data (end of period):					
Cash, cash equivalents and short-term and long-term marketable securities	$ 85,829	$ 91,381	$ 85,861	$ 82,185	$ 81,493
Total assets	153,538	147,658	127,347	125,185	116,682
Long-term debt	—	—	103	150	300
Total stockholders' equity	110,645	112,871	99,398	99,965	96,371

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ANDRESULTS OF OPERATIONS

(dollars and share amounts in thousands, except per share data)

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

OPNET Technologies, Inc. is a provider of software products and related services for managing networks and applications. Our software products and related services address: application performance management, network operations, capacity management, and network research and development. Our customers include corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. Our software products and related services are designed to help our customers make better use of resources, reduce operational problems and improve competitiveness.

We operate in one reportable industry segment, the development and sale of computer software programs and related services. Our operations are principally in the United States, and we have subsidiaries in Australia, Belgium, France, Germany, the United Kingdom and Singapore. The wholly-owned subsidiary in Singapore was registered in August 2007. We primarily depend upon our direct sales force to generate revenue in the United States. Sales outside the United States are made through our international sales team as well as third-party distributors and value-added resellers, who generally are responsible for providing technical support and service to customers within their territory.

Our revenue is derived from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, and (3) professional services, which include consulting and training services for customers without current maintenance agreements. New software license revenue represents all fees earned from granting customers licenses to use our software and fees associated with hardware necessary to run our software, and excludes revenue derived from software license updates, which are included in software license updates, technical support, and services revenue. Our software master license agreement provides our customers with the right to use our software either perpetually, which we refer to as perpetual licenses, or during a defined term, generally for one to four years, which we refer to as term licenses. For the twelve months ended March 31, 2008, perpetual licenses represented approximately 97% of software license revenue. Substantially all of our software license arrangements include both perpetual and/or term licenses and software license updates, technical support, and services. Software license updates, technical support, and services revenue represent fees associated with the sale of unspecified license updates, technical support and when-and-if available training under our maintenance agreements. We offer professional services, under both time-and-material and fixed-price agreements, primarily to facilitate the adoption of our software products.

We consider our consulting services to be an integral part of our business model as they are centered on our software product offerings. Because our consulting services facilitate the adoption of our software product offerings, we believe that they ultimately generate additional sales of software licenses.

The key strategies of our business plan include increasing sales to existing customers, increasing deal size by selling modules and introducing new software products, improving our sales and marketing execution, establishing alliances to extend our market reach, increasing our international presence and increasing profitability. We have focused our sales, marketing, and other efforts on corporate enterprise and United States government opportunities, and to a much lesser extent, service provider and network equipment manufacturer opportunities. Our focus and strategies are designed to increase revenue and profitability. Because of the uncertainty surrounding the amount and timing of revenue growth, we expect to need to closely control the increases in our total expenses as we implement these strategies.

In March 2008, we launched an initiative to extend our market reach by establishing sales alliances with third parties called the Synergy program. The Synergy program is designed to increase the penetration of our software products into mid-sized organizations. The Synergy program's initial focus will be on selling our application performance management software products, including ACE Live that provides end-user experience monitoring and real-time application performance analytics, as we believe these software products are particularly well-suited for channel distribution.

In March 2008, we restructured our worldwide distribution agreement with Cisco Systems, or Cisco. Under the terms of the restructured agreement, Cisco will distribute our software products as OPNET-branded software products.

In April 2007, we entered into a multi-year worldwide distribution agreement with Computer Associates that built upon the referral agreement entered into with Computer Associates in November of 2005. Under the terms of the agreement, Computer Associates is distributing our *IT Guru Systems Planner* Solution as a CA-branded solution and we are collaborating with Computer Associates to offer professional services and support.

In November 2005, we entered into a global sales and marketing referral agreement with Computer Associates. Under the terms of the agreement, Computer Associates began marketing our systems performance and capacity modeling technologies as OPNET-branded software products. Computer Associates began sales of our products under this agreement in the third quarter of fiscal 2006.

Acquisition of Specified Assets of Network Physics

On October 19, 2007, we completed the acquisition of specified assets of Network Physics for a total purchase price of $10,005. We paid the purchase price in cash from working capital. As a result of the acquisition, we acquired technology that enabled us to accelerate the release of our ACE Live software product, which had been in development since the summer of 2006 and were under development to address the appliance-based end user monitoring market. In addition to the technology acquired from Network Physics, we also acquired several non-executive employees to provide us with greater engineering depth and technical expertise. We did not acquire Network Physics' value-added reseller agreements or associated relationships, which generated substantially all of their revenue.

The purchase of specified assets of Network Physics did not constitute the purchase of a business for purposes of SEC reporting or for purposes of financial reporting under SFAS 141, "Business Combinations" or EITF No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business". Most key attributes of Network Physics necessary for continuity of operations did not remain with the acquired assets after the acquisition including a portion of the non-executive employee base, executive employees, market distribution systems and customer maintenance contracts. Furthermore, the transferred set of Network Physics' activities could not sustain normal operations for the purpose of providing a return to investors.

Management believes that financial information related to Network Physics prior to the acquisition would not be material or relevant to an understanding of our operations subsequent to the asset acquisition for several key reasons. First, value-added resellers used by Network Physics to market and distribute their products to customers and generate substantially all of their revenue were not acquired. Second, significant changes were made to the purchased technology in order to distribute the technology to our customers. Third, our decision to purchase specified assets of Network Physics was based on the end-user appliance based market opportunity that we believe exists and the complementary nature of our existing performance management software products to the end-user appliance based market and was not based on the nature and amount of revenue historically generated by Network Physics. Finally, we did not acquire the rights to any continuing revenue stream including customer maintenance contracts.

Summary of Our Fiscal 2008 Financial Performance

During fiscal 2008, our income from operations and net income decreased as compared to fiscal 2007. The decrease in profitability was primarily the result of an increase in total operating expenses and a decrease in license revenue, which have higher gross margins than our other sources of revenue. The increase in operating expenses was largely the result of increased personnel costs and costs related to acquiring technology necessary to pursue our growth strategies. The decrease in license revenue was predominantly the result of a decrease in license sales to United States and international government customers.

Our cash, cash equivalents and marketable securities balance as of March 31, 2008 decreased as compared to March 31, 2007 largely due to the acquisition of specified assets of Network Physics for a total cash purchase price of $10,005. Our deferred revenue as of March 31, 2008 increased as compared to March 31, 2007, largely due to an increase in sales of software license updates, technical support and services arrangements.

The following table summarizes information on some of our key financial and operating metrics.

	Fiscal 2008	Fiscal 2007	Amount Change	Percentage Change
OPERATIONS DATA:		*(dollars in thousands, except per share data)*		
Total revenue	$101,346	$ 95,130	$ 6,216	6.5%
Total cost of sales	$ 26,189	$ 20,529	$ 5,660	27.6%
Gross profit	$ 75,157	$ 74,601	$ 556	0.7%
Gross profit as a percentage of total revenue (gross margin)	74.2%	78.4%		
Total operating expenses	$ 78,575	$ 66,815	$ 11,760	17.6%
(Loss) income from operations	$ (3,418)	$ 7,786	$ (11,204)	(143.9%)
(Loss) income from operations as a percentage of total revenue (operating margin)	(3.4)%	8.2%		
Net income	$ 533	$ 7,965	$ (7,432)	(93.3%)
Diluted net income per common share	$ 0.03	$ 0.38	$ (0.35)	(92.1%)
Total employees (period end)	560	490	70	14.3%
Total average employees	560	487	73	15.0%
Total consultants (period end)	126	111	15	13.5%
Total period end quota-carrying sales persons (excluding managers and inside sales representatives)	70	54	16	29.6%
FINANCIAL CONDITION AND LIQUIDITY DATA:				
Cash, cash equivalents, and short-term and long-term marketable securities (period end)	$ 85,829	$ 91,381	$ (5,552)	(6.1%)
Cash flows from operating activities	$ 12,900	$ 6,201	$ 6,699	108.0%
Total deferred revenue (period end)	**$ 30,494**	**$ 23,307**	**$ 7,187**	**30.8%**

We achieved growth in total revenue during fiscal 2008 driven by growth in revenue from software license updates, technical support and services and professional services, partially offset by a decrease in revenue from new software licenses. The growth in revenue from software license updates, technical support and services and professional services was generated by growth in sales to corporate enterprises, and to a lesser extent, sales to United States government customers. The decrease in revenue from new software licenses was largely due to a decrease in sales to Unites States and international government customers. While total revenue generated from sales to United States government customers increased in absolute dollars by $467 during fiscal 2008, the percentage of revenue from United States government customers decreased to 41% in fiscal 2008 from 43% in fiscal 2007.

Our international revenue increased 2.2% to $20,506, or 20.2% of total revenue, for fiscal 2008. We expect revenue from sales outside the United States to continue to account for a significant portion of our total revenue in the future. International revenue in fiscal 2008 benefited from a more experienced direct sales force and our increased focus on sales to corporate enterprises. Sales to corporate enterprises accounted for the largest portion of our international revenue during fiscal 2008. We believe that continued growth and profitability will require further expansion of our sales, marketing and customer service functions in international markets.

During fiscal 2008, gross profit increased 0.7% to $75,157. While our gross profit increased in absolute dollars during fiscal 2008, our gross margin decreased to 74.2% for fiscal 2008 from 78.4% in fiscal 2007. The decrease in our gross margin was primarily due to a decrease in license revenue of $4,348 in fiscal 2008, which is a more profitable source of our revenue. The decrease in license revenue was largely the result of a decrease in license sales to United States and international government customers, which was partially offset by an increase in license sales to corporate enterprise customers.

As a software company, we believe that our business model has the potential to generate operating margins of 17% or more. Our operating margin decreased to negative 3.4% during fiscal 2008 from positive 8.2% during fiscal 2007. The decrease in operating margin was largely the result of an increase in research and development expenses of $5,783, an increase in sales and marketing expenses of $5,224 and a decrease in license revenue of $4,348

Trends That May Affect Our Business and Future Results

While we anticipate a challenging economic environment in the near term, we believe the recent expansion of our network applications portfolio into the appliance-based end user monitoring space, recent enhancements to our core software products, such as Panorama, and our focus on improving the productivity of our sales force and controlling operating expenses has us well positioned to improve our profitability as compared to fiscal 2008. The demand for our software products and related services by corporate enterprise and United States government customers has been much stronger than the demand from service providers and network equipment manufacturers, which is consistent with our expectations. We believe that lower business activity with service providers and network equipment manufacturers is primarily due to the challenging economy in which these businesses operate, which we expect to continue, at least in the near term. Consequently, our revenue growth and profitability depend, in significant part, upon our ability to sell in a challenging economic environment and the economic health of corporate enterprises and United States government agencies.

We intend to take advantage of our market position and expanded software product portfolio to increase both total revenue and new software license revenue. We anticipate the following trends and patterns over the next several quarters:

Total Revenue. We currently expect future growth in total revenue to come from sales to corporate enterprise customers and the United States government. Based on historic patterns of demand, we expect revenue from sales to service providers and network equipment manufacturers to fluctuate from quarter to quarter with the potential for periods of declining license revenue. Our ability to increase professional service revenue will depend upon our ability to generate revenue from contracts with the United States government and to attract and retain additional qualified consultants, including those with security clearances. As a result of these factors, we believe that we may experience fluctuations in quarterly revenue.

International Revenue. Our international sales are affected by the mix of direct and indirect sales channels and our focus on increasing sales to corporate enterprises. We believe that these factors affect the timing of sales orders as well as our ability to forecast future revenue. We expect overall international revenue growth in fiscal 2009; however, we expect to continue experiencing quarterly fluctuations of international revenue.

Gross Profit Margin. We anticipate modest increases in the cost of professional services primarily from hiring additional consultants to support demand for our services. Our overall gross profit margin will be affected by the profitability of individual consulting engagements as well as the amount of gross profit from the sale of new software licenses and software license updates, technical support and services, which have substantially higher gross margins than the gross margin on professional services revenue. Our ability to increase gross profit margin will depend largely upon our ability to increase revenue generated from the sale of new software licenses, which declined by $4,348 in fiscal 2008 as compared to fiscal 2007.

Research and Development Expenses. We believe that continued investment in research and development will be required to maintain our competitive position and broaden our software product lines, as well as enhance the features and functionality of our current software products. We made significant personnel investments in research and development during fiscal 2008. We expect that the absolute dollar amount of these expenses will continue to grow but generally decrease as a percentage of total revenue in future periods. Our ability to decrease these expenses, as a percentage of revenue, will depend upon increases in our revenue growth, among other factors.

Sales and Marketing Expenses. We depend upon our direct sales model to generate revenue and believe that increasing the size of our quota-carrying sales team is essential for long-term growth. We plan to add quota-carrying sales persons during fiscal 2009 to pursue our growth strategies. We anticipate that we will continue to commit substantial resources to sales and marketing in the future. We made significant personnel investments in sales and marketing during fiscal 2008. We expect that the absolute dollar amount of these expenses will continue to grow but generally decrease as a percentage of total revenue in future periods.

General and Administrative Expenses. General and administrative expenses are expected to increase as we continue to expand our operations; however, we expect the dollar amount of these expenditures to decrease as a percentage of total revenue in future periods. Our general and administrative expenses increased 6.8% during fiscal 2008 as compared to fiscal 2007. Our ability to decrease these expenses, as a percentage of revenue, will depend upon increases in our revenue growth, among other factors.

Operating Margin. Since a significant portion of our software license arrangements close in the latter part of each quarter, we may not be able to adjust our cost structure in the short-term to respond to lower than expected revenue, which would adversely impact our operating margin and earnings. Our operating margin decreased to negative 3.4% during fiscal 2008 from positive 8.2% during fiscal 2007. We remain committed to increasing profitability and long-term growth. We do not believe that significant changes to our cost structure are necessary at this time, but we intend to closely control expenses and focus on near-term increases in profitability by increasing sales of new software licenses.

Critical Accounting Policies and Use of Estimates

The accompanying discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from the estimates made by management with respect to these and other items that require management's estimates.

We have identified the accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates. These critical accounting policies relate to revenue recognition and deferred revenue, stock based compensation, allowance for doubtful accounts, valuation of long-lived assets, including intangible assets and impairment review of goodwill, software development costs, and income taxes. These policies, and our procedures related to these policies, are described in detail below. In addition, please refer to Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion of our accounting policies.

Revenue Recognition. We derive revenue from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, which include software license update, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. We recognize revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

New Software License Revenue

New software license revenue represents all fees earned from granting customers licenses to use our software, and excludes revenue derived from software license updates, which are included in software license updates, technical support and services revenue. Our new software license revenue consists of perpetual and term license sales of software products. For the twelve months ended March 31, 2008, perpetual licenses represented approximately 97% of software license revenue. New software license revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the software has occurred, (iii) the software license fee is fixed or determinable, and (iv) collectibility is probable. We define each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is our customary practice to have a written software license agreement, which is signed by both the end user and us, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with us, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which we collectively refer to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and us, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, our master reseller agreement requires that the reseller provide us copies of the end user's purchase order and executed copies of the end user's software master license agreements.
- **Delivery has occurred.** Physical delivery of our software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing our software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software products may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a soft-

ware arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.

- **The fee is fixed or determinable.** It is our policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. Our normal payment terms for our software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond our normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. We typically sell to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If we determine from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, we defer recognition of software license revenue until the criteria are met. When the sale of the software product requires us to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenue and consulting fees are recognized using contract accounting under SOP 81-1. We estimate the percentage-of-completion, under SOP 81-1, based on its estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of software license revenue and professional services revenue under certain contracts and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in our revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

Software License Updates, Technical Support and Services Revenue

Software license updates, technical support and services revenue represents fees associated with the sale of license updates, training, and technical support, all provided on a when-and-if-available basis (except technical support) under our maintenance agreement. Payments for software license updates, technical support and services on initial order or on renewal are generally made in advance and are nonrefundable. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software license purchase. License updates, technical support and services may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support and services. Revenue from license updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to our vendor-specific objective evidence of fair value, or VSOE. This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If we are unable to establish VSOE for an undelivered post contract support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, our allocation methodology is based on VSOE of fair value for our professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for our PCS, generally 18% to 21% of the license fee paid on perpetual licenses. We use the residual method to allocate any remaining arrangement fee to new software license revenue.

Professional Services Revenue

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. For income statement classification purposes, we have developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under SOP 97-2, when services are not essential to the functionality of the software. In these circumstances, revenue is allocated to the various elements of the arrangement based on our VSOE of fair value and the residual amount is allocated to new software license revenue.

We sell new software licenses, license updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, we provide license updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as new software license, license updates, technical support and services sales sold through our direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Income Taxes. Effective April 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", or FIN No. 48. As a result of the implementation, we recognized a $653 increase to our liability for unrecognized tax benefits. The portion of the increase that was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet was $510. The total amount of gross unrecognized tax benefits as of April 1, 2007 was $810. Of this total, $781 (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. At March 31, 2008, the gross unrecognized benefit was $838, $808 of which would favorably affect the effective income tax rate in future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

Unrecognized tax benefits at April 1, 2007	**$ 810**
Gross increases – tax positions in prior period	—
Gross decreases – tax positions in prior period	(80)
Gross increases – current period tax positions	79
Settlements	—
Lapse of statute of limitations	—
Foreign currency translation adjustment	29
Unrecognized tax benefits at March 31, 2008	**$ 838**

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that we operate:

Australia	FY03 – FY08
Belgium	FY04 – FY08
France	FY04 – FY08
Germany	FY04 – FY08
United Kingdom	FY07 – FY08
United State	FY02 - FY03
United States	FY05 – FY08
Maryland	FY04 – FY08
New York	FY07 – FY08

Our continuing practice is to recognize interest, if any, related to income tax matters in interest expense in our consolidated statements of operations and penalties as part of general and administrative expense in our consolidated statements of operations. In conjunction with the adoption of FIN 48, we recognized $20 and $8 for the payment of interest and penalties, respectively, at April 1, 2007 which is included in accrued interest on the balance sheet. During fiscal 2008, we recognized $6 in potential interest expense associated with uncertain tax positions. The total accrued interest and accrued penalties related to uncertain tax positions at March 31, 2008 is $30 and $2, respectively.

We believe it is reasonably possible that significant changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of our state and local income taxes and lapse of statute of limitations. In the aggregate, we believe the liability for uncertain tax positions could decrease by $235 in the next twelve months.

The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, accrual of contingencies, research and development tax credits, and foreign tax credits.

Stock-Based Compensation. On April 1, 2006, we adopted SFAS 123R, which revised SFAS 123, "Accounting for Stock-Based Compensation." Prior to fiscal year 2007 and the adoption of SFAS 123R, we followed the intrinsic value method of accounting for our stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion, or APB, No. 25, "Accounting for Stock Issued to Employees." We have identified our accounting for stock-based compensation as a critical accounting policy, as this policy affects the reported amount of stock-based compensation expense and involves the use of management's judgments and estimates. Stock-based compensation expense in connection with our application of SFAS 123R was $929 and $1,208 for fiscal 2008 and 2007, respectively.

SFAS 123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and Employee Stock Purchase Plan, or ESPP. We have elected to continue straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting. Our stock options and nonvested stock do not contain performance conditions. There have been no modifications to awards in 2008 or 2007. We adopted SFAS 123R under the modified prospective method. Under the modified prospective method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after April 1, 2006 as well as to the unvested portion of awards outstanding as of April 1, 2006. Stock-based compensation for unvested awards granted prior to April, 1, 2006 is based upon the grant date fair value of such compensation as determined under pro forma provisions of SFAS No 123.

Our stock option programs are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

To estimate the grant-date fair value of our stock options, we use the Black-Scholes option-pricing model, consistent with that used for pro forma disclosure under SFAS No 123. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury bond due in a number of years equal to the option's expected term. To estimate expected volatility, we analyzed the historic volatility of our common stock. There were no stock options granted in fiscal 2008.

Compensation cost for stock option grants is recognized on a straight-line basis over the requisite service period for the entire award from the date of grant through the period of the last separately vesting portion of the grant. Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS 123R also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation costs due to changes in the expected forfeiture rate will be recognized in the period that they become known. As of March 31, 2008, nonvested stock-based deferred compensation associated with stock options totaled $162, which we expect to be recognized over a weighted average period of 3 months.

Our restricted stock grants are accounted for as equity awards. The expense is based on the price of our common stock, and is recognized on a straight-line basis over the requisite service period. We did not grant any restricted stock prior to February 2006. The restricted stock agreements do not contain any post-vesting restrictions. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. As of March 31, 2008, nonvested stock-based deferred compensation associated with restricted stock totaled $1,699, which we expect to be recognized over a weighted average period of 1.3 years.

Our 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 450 shares of our common stock. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends in January and July of each year. The expense is calculated based on the difference between the fair market value of the shares purchased at the close of each plan period and the discounted price paid by the employee, and that expense is recognized on a straight-line basis over the plan period. As of March 31, 2008, nonvested stock-based deferred compensation associated with ESPP totaled $139 and is expected to be recognized over a weighted average period of 4 months.

Auction Rate Securities. As of March 31, 2008, we held auction rate securities, or ARS, totaling $8,800 at par value, which are classified as available for sale securities and short-term and long-term marketable securities on our consolidated balance sheet. Contractual maturities for these ARS extend through November 2047 with an interest rate reset date approximately every 28 days. The ARS are primarily collateralized by United States government-backed student loans and were rated AAA at March 31, 2008. Historically, the carrying value of ARS approximated fair value due to the frequent successful auctions that reset the interest rates. With the liquidity issues experienced in the global credit and capital markets, our ARS have experienced failed auctions. While we continue to earn and receive interest on these marketable securities at the maximum contractual rate, we determined that the estimated fair value of these ARS no longer approximate par value.

Since there is little or no active market data for our ARS, we developed our own assumptions to determine the fair value of the securities. We assumed that the fair value is an exit price, representing the amount that would be received if we sold the ARS in an orderly transaction between market participants. We prepared our fair value analysis to determine the exit price by focusing on the structure of each ARS, the collateral underlying each ARS, the cash flow characteristics, and the current trading environment of such securities. We also considered the valuation prepared for us by a third-party valuation firm. With regard to the structure of each ARS, we charted the cash flows pertaining to the ARS and modeled the net present value. While we believe that the estimates we used are reasonable, should any of these factors change, our estimates may also change, which could affect the valuation of our ARS. In addition, we performed extensive research on the collateral underlying the ARS and the trading environment for such financial products. It is our view that a number of factors have contributed to the recent market disruption: real and perceived decline in value of collateralized assets and other financial instruments; increased defaults on home mortgages and bankruptcies; tightening of credit among lenders; increasing commodity prices and the weakening of the United States dollar; and fears of a United States recession. Based on our analysis and our belief that the ARS are of high credit quality, we determined that the fair value of the ARS at March 31, 2008 was $8,419 and recorded a temporary impairment charge of $381. We currently intend, and believe we have the ability, to hold the ARS for a period of time sufficient to allow for a recovery in the market. Accordingly, we believe that the impairment is temporary. We recorded the temporary impairment charge to other comprehensive income on our consolidated balance sheet. We also classified $6,968 of the ARS as long-term marketable securities on our consolidated balance sheet as of March 31, 2008.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments and for the limited circumstances when the customer disputes the amounts due us. Our methodology for determining this allowance requires significant estimates. In estimating the allowance, we consider the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions. While we believe that the estimates we use are reasonable, should any of these factors change, our estimates may also change, which could affect the amount of our future allowance for doubtful accounts as well as future operating income. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments to us, additional allowances could be required. As of March 31, 2008 and

2007, accounts receivable totaled $26,146 and $25,300, net of an allowance for doubtful accounts of $154 and $133, respectively.

Valuation of Intangible Assets and Goodwill. We account for our goodwill and intangible assets in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Our intangible assets consist of acquired technology related to our acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, and purchased technology we purchased from RadView Software, Ltd. in December 2005, SQMworks, Inc. in April 2006 and Network Physics, Inc. in October 2007. Our intangible assets also consist of customer relationships and acquired workforce we purchased from Network Physics, Inc. related to the purchase of specified assets of Network Physics in October 2007. The acquired and purchased technology are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. Our customer relationship and workforce intangible assets we purchased from Network Physics, Inc. are amortized on an accelerated depreciation basis over their expected useful lives of four and one half years and five years, respectively. We use the projected discounted cash flow method in valuing our acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. We use the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. The workforce asset associated with the purchase of specified assets of Network Physics, Inc. was valued on a replacement cost basis. While we believe the assumptions used to value our acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. We will periodically review the value of acquired technology and purchased intangible assets for reasonableness in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". If changes in our assumptions at the time of future periodic reviews indicate that the carrying value of our acquired technology and purchased intangible assets exceeds their fair value and we determine that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2008 and 2007, intangible assets totaled $8,633 and $899, net of accumulated amortization of $5,302 and $3,648, respectively. No impairment losses have been recorded to date.

Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill is not amortized. We perform an annual review no later than our fourth quarter to identify any facts or circumstances that indicate the carrying value of goodwill is impaired. The review is based on various analyses including cash flow and profitability projections and the market capitalization of our common stock. Impairment, if any, is based on the excess of the carrying amount of goodwill over its fair value. We performed our annual impairment test of goodwill as of March 31, 2008 and 2007 and concluded that there was no goodwill impairment. As of March 31, 2008 and 2007, goodwill was $14,639. No impairment losses have been recorded to date.

Accounting for Software Development Costs. Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to our customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed. Consequently, no research and development costs were capitalized in fiscal 2008, 2007 or 2006.

Results of Operations

The following table sets forth items from our consolidated statements of operations expressed as a percentage of total revenue for the periods indicated:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
REVENUE:			
New software licenses	38.3%	45.4%	42.0%
Software license updates, technical support and services	34.3	29.5	31.8
Professional services	27.4	25.1	26.2
Total revenue	**100.0**	**100.0**	**100.0**
COST OF REVENUE:			
New software licenses	1.0	0.7	0.9
Software license updates, technical support, and services	4.4	3.4	3.4
Professional services	18.9	16.7	18.0
Amortization of acquired technology	1.5	0.8	1.1
Total cost of revenue	**25.8**	**21.6**	**23.4**
Gross profit	**74.2**	**78.4**	**76.6**
OPERATING EXPENSES:			
Research and development	27.1	22.8	24.6
Sales and marketing	38.9	35.8	34.5
General and administrative	11.6	11.6	17.5
Total operating expenses	77.6	70.2	76.6
(Loss) income from operations	(3.4)	8.2	(0.0)
Interest and other income, net	3.5	4.0	3.5
Income before (benefit) provision for income taxes	0.1	12.2	3.5
(Benefit) provision for income taxes	(0.4)	3.8	0.7
Net income	**0.5%**	**8.4%**	**2.8%**

The following table sets forth, for each component of revenue, the cost of the revenue as a percentage of the related revenue for the periods indicated:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Cost of new software licenses	2.7%	1.5%	2.1%
Cost of software license updates, technical support, and services	13.0	11.6	10.9
Cost of professional services	69.1	66.6	68.8

Revenue

New Software License Revenue. New software licenses revenue was $38,838, $43,186, and $31,976, in fiscal 2008, 2007, and 2006, respectively, representing a decrease of 10.1% in fiscal 2008 from fiscal 2007 and an increase of 35.1% in fiscal 2007 from fiscal 2006. For fiscal 2008, the decrease in license revenue was primarily due to a decrease in sales to United States and international government customers, partially offset by an increase in sales to corporate enterprise customers. For fiscal 2007, the increase in license revenue as compared to fiscal 2006 was largely due to an increase in sales to corporate enterprises and United States government customers.

Software License Updates, Technical Support and Services Revenue. Software license updates, technical support and services revenue was $34,787, $28,062, and $24,226 in fiscal 2008, 2007, and 2006, respectively, representing increases of 24.0% in fiscal 2008 from fiscal 2007 and 15.8% in fiscal 2007 from fiscal 2006. Software license updates, technical support and services revenue growth rates are partially affected by the overall new software license revenue growth rates, as well as the renewal rate of annual maintenance contracts by existing customers. The increase in software license updates, technical support and services revenue in fiscal 2008 and fiscal 2007 primarily reflected increases in the overall customer installed base as compared to the prior fiscal year.

Professional Services Revenue. The components of professional services revenue for fiscal 2008, fiscal 2007, and fiscal 2006 were as follows:

	Fiscal 2008	Fiscal 2007 *(in thousands)*	Fiscal 2006
Consulting services	$ 27,099	$ 22,399	$ 18,639
Training and other revenue	622	1,483	1,274
Professional services	$ 27,721	$ 23,882	$ 19,913

Professional services revenue was $27,721, $23,882, and $19,913 in fiscal 2008, 2007 and 2006, respectively, representing increases of 16.1% in fiscal 2008 from fiscal 2007 and of 19.9% in fiscal 2007 from fiscal 2006. Consulting services revenue accounted for 97.8%, 93.8%, and 93.6% of professional services revenue for fiscal 2008, 2007, and 2006, respectively. The increases in professional services revenue were largely due to growing demand for our consulting services by United States government customers, and to a lesser extent, corporate enterprise customers. Revenue from consulting services provided to United States government customers for fiscal 2008, 2007 and 2006 were $18,644, $15,845, and $13,868, respectively, representing increases of 17.7% in fiscal 2008 from fiscal 2007 and 14.3% in fiscal 2007 from fiscal 2006. Training and other revenue was $622, $1,483 and $1,274 in fiscal 2008, 2007 and 2006, respectively. The decrease in training revenue in fiscal 2008 as compared to fiscal 2007 and fiscal 2006 was the result of offering training to maintained customers on a when-and-if available basis beginning January 1, 2007.

In January 2003, we were awarded a consulting contract with the United States Department of Defense. In February 2006, we were awarded the contract option for calendar year 2006 in the amount of $2,899. The option contributed approximately $2,329 and $596 of consulting revenue for fiscal 2007 and 2006, respectively. In February 2007, we were awarded the last contract option for calendar year 2007 in the amount of $2,119. As of December 31, 2007 we received additional awards of $2,905 associated with the last contract option. The option for calendar year 2007 and associated additional awards of $2,905 received as of March 31, 2008 contributed approximately $1,730 and $167 of consulting revenue for fiscal 2008 and 2007, respectively. This contract expired at the end of calendar 2007 and there are no remaining extensions on the contract. Accordingly, we do not expect to receive meaningful additional revenue from this contract.

International Revenue. Our international revenue increased 2.2% to $20,506, or 20.2% of total revenue in fiscal 2008 from $20,059, or 21.1% of total revenue, for fiscal 2007. Our international revenue increased 21.3% during fiscal 2007 from $16,541, or 21.7% of total revenue, for fiscal 2006. The increase in international revenue in fiscal 2008 and fiscal 2007 was primarily the result of an increase in sales to corporate enterprise customers. Our international revenue is primarily generated in Europe and Japan. We have focused our efforts on increasing international sales to corporate enterprises. International revenue from corporate enterprises comprised the largest portion of international revenue for fiscal 2008. During fiscal 2008, 2007, and 2006, we expanded our operations outside the United States through the hiring of additional direct sales persons in our foreign subsidiaries. During fiscal 2008, we further expanded our operations outside the United States through a wholly owned subsidiary in Singapore.

Cost of Revenue

Cost of new software license revenue consists primarily of the cost of hardware associated with our ACE Live software products and royalties, and to a lesser extent, media, manuals, and distribution costs. Cost of license updates, technical support and services revenue consists of personnel-related costs necessary to provide technical support and training to customers with active maintenance contracts on a when-and-if-available basis, royalties, media, and distribution costs. Cost of professional services revenue consists primarily of personnel-related costs necessary to provide consulting and training to customers without active maintenance contracts. Gross margins on new software license revenue and on software license updates, technical support and services revenue are substantially higher than gross margin on professional services revenue, due to the low amount of cost for delivering new software licenses and providing technical support and maintenance compared with the relatively high personnel costs associated with providing consulting services.

Cost of New Software License Revenue. Cost of software license revenue was $1,035, $638, and $657 in fiscal 2008, fiscal 2007, and fiscal 2006, respectively. Gross margin on software license revenue was 97.3%, 98.5%, and 98.0% for fiscal 2008, 2007 and 2006, respectively. The increase in costs and the decrease in gross margin for fiscal 2008 as compared to fiscal 2007 was primarily the result of $383 in hardware costs associated with our ACE Live software product. Our ACE Live software products were released during the three months ended December 31, 2007. Accordingly, the cost of hardware associated with our ACE Live software products has not previously been recorded as a cost of new software license revenue. The decrease in costs and increase in gross margin for fiscal 2007 as compared to fiscal 2006 was primarily related to the decrease in the proportion of licenses we sold that required us to make royalty payments in fiscal 2007 as compared to fiscal 2006.

Cost of Software License Updates, Technical Support and Services Revenue. Cost of software license updates, technical support and services revenue was $4,514, $3,264, and $2,637 in fiscal 2008, fiscal 2007, and fiscal 2006, respectively. Gross margin on software license updates, technical support, and services revenue was 87.0%, 88.4%, and 89.1% for fiscal 2008, 2007 and 2006, respectively. The cost of software license updates, technical support and services revenue is primarily affected by the cost of labor associated with providing technical support and related services to customers with technical support contracts, and to a lesser extent, royalty payments required for some of our license update sales. The increase in costs and the decrease in gross margin for fiscal year 2008 as compared to 2007 was largely related to a $693 increase in costs necessary to provide training to customers with maintenance contracts and a $331 increase in personnel costs necessary to provide technical support. The increase in costs and the decrease in gross margin for fiscal year 2007 as compared to fiscal 2006 was primarily related to a $248 increase in costs necessary to provide training to maintained customers and a $331 increase in personnel costs necessary to provide technical support. Costs necessary to provide training to maintained customers did not affect fiscal 2006, as we did not begin offering training to customers with maintenance contracts on a when-and-if available basis until January 1, 2007. Stock-based compensation expense included in cost of software license updates, technical support and services was $21 and $16 for fiscal 2008 and fiscal 2007, respectively. There was no stock-based compensation expense for fiscal 2006.

Cost of Professional Services Revenue. Cost of professional services revenue was $19,154, $15,904, and $13,705 in fiscal 2008, fiscal 2007, and fiscal 2006, respectively. Gross margin on professional services revenue decreased to 30.9% for fiscal 2008 from 33.4% for fiscal 2007. Gross margin on professional services revenue increased to 33.4% for fiscal 2007 from 31.2% for fiscal 2006. The increase in cost of professional services in fiscal 2008 from fiscal 2007 and in fiscal 2007 from fiscal 2006 were primarily due to an increase in our consulting staff necessary to meet demand for our services. We had 126, 111, and 96 consulting employees at the end of fiscal 2008, 2007, and 2006, respectively. The decrease in gross margin in fiscal 2008 from fiscal 2007 was primarily due to lower effective billing rates for consulting projects during fiscal 2008 as compared to fiscal 2007. The increase in gross margin in fiscal 2007 from fiscal 2006 was primarily due to higher effective billing rates for consulting projects during fiscal 2007 as compared to fiscal 2006. We expect the cost of professional services revenue as a percentage of professional services revenue to vary based primarily on the profitability of individual consulting engagements and, to a lesser extent, costs necessary to recruit and train new consulting staff. Stock-based compensation expense included in cost of professional services was $148 and $175 for fiscal 2008 and fiscal 2007, respectively. There was no stock-based compensation expense for fiscal 2006.

Operating Expenses

Research and Development. Research and development expenses were $27,471, $21,688, and $18,643 in fiscal 2008, fiscal 2007, and fiscal 2006, respectively, representing increases of 26.7% in fiscal 2008 from fiscal 2007 and 16.3% in fiscal 2007 from fiscal 2006. The increase in fiscal 2008 from fiscal 2007 and the increase in fiscal 2007 from fiscal 2006 were primarily due to higher personnel costs as a result of increased staffing levels required for developing new products as well as sustaining and upgrading existing products. We do not capitalize research and development costs since we release our products to the public at the same time that technological feasibility is reached. We had 185, 161, and 150 research and development employees at the end of fiscal 2008, 2007, and 2006, respectively. Stock-based compensation expense included in research and development was $568 and $533 for fiscal 2008 and fiscal 2007, respectively. There was no stock-based compensation expense for fiscal 2006.

Sales and Marketing. Sales and marketing expenses were $39,357, $34,133, and $26,300 in fiscal 2008, fiscal 2007, and fiscal 2006, respectively. The 15.3% increase in fiscal 2008 from fiscal 2007 was due to an increase in personnel costs and commission expense of $3,428, travel costs of $537, facility costs of $506 and conference costs of $428. Our sales and marketing personnel increased 19.1% to 168 in fiscal 2008 from 141 in fiscal 2007. The 29.8% increase in fiscal 2007 from fiscal 2006 was due to an increase in commission expense and personnel costs of $5,375 related to sales growth and personnel growth, an increase in conference costs of $1,009, an increase in professional services costs of $496 and an increase in advertising of $322. Our sales and marketing personnel increased 10.2% to 141 in fiscal 2007 from 128 in fiscal 2006. The increases in fiscal 2008 from fiscal 2007 and in fiscal 2007 from fiscal 2006 were the result of efforts to pursue our growth strategies. Stock-based compensation expense included in sales and marketing was $374 and $329 for fiscal 2008 and fiscal 2007, respectively. There was no stock-based compensation expense for fiscal 2006.

General and Administrative. General and administrative expenses were $11,747, $10,994, and $13,375 in fiscal 2008, fiscal 2007, and fiscal 2006, respectively. The 6.8% increase in fiscal 2008 from fiscal 2007 was largely due to an increase in professional services costs. The increase in professional services during fiscal 2008 was largely due to $720 in fees related to the acquisition of specified assets of Network Physics. The 17.8% decrease in fiscal 2007 from fiscal 2006 was primarily due to a decrease in professional services during fiscal 2007. The decrease in professional services costs in fiscal 2007 was primarily the result of incurring legal expenses of $3,851 during fiscal 2006 related to the lawsuit filed by Compuware Corporation in September of 2004. No significant legal expenses related to the lawsuit filed by Compuware Corporation were incurred during fiscal 2007, as the lawsuit was settled in April 2006. The decrease in professional services costs during fiscal 2007 was partially offset by a $1,234 increase in personnel costs necessary to support our growth strategies. Stock-based compensation expense included in general and administrative was $428 and $409 for fiscal 2008 and fiscal 2007, respectively. There was no stock-based compensation expense for fiscal 2006.

Interest and Other Income, net. Interest and other income, net was $3,579, $3,834, and $2,680 in fiscal 2008, fiscal 2007 and fiscal 2006, respectively. The increases in fiscal 2008 and fiscal 2007 were primarily due to increases in interest income earned on our cash and cash equivalents and marketable securities resulting from increases in the aggregate balances of cash, cash equivalents, and marketable securities together with increases in interest rates.

Provision for Income Taxes. Our effective tax rates were negative 231%, positive 32%, and positive 19% for fiscal 2008, fiscal 2007 and fiscal 2006, respectively. The decrease in our effective tax rate in fiscal 2008 from fiscal 2007 was primarily the result of a decrease in book income and an increase in permanent book to tax differences such as tax exempt interest income. The increase in our effective tax rate in fiscal 2007 from fiscal 2006 was primarily the result of the reduced benefit of research and development tax credits and adjusting projected foreign tax credits and projected research and development tax credits to the actual amount of the credits computed in conjunction with completing and filing our fiscal 2006 tax return in December of fiscal 2007. The effective tax rate differs from the statutory tax rate and varies from period to period due principally to the amount of income before taxes from various tax jurisdictions, tax-exempt interest income, foreign tax expense, and the amount of tax credits available to us in each period from incremental research expenditures. Future provisions for taxes will depend, among other things, on the mix and amount of worldwide income, the tax rates in effect for various tax jurisdictions and the amount of research and development tax credits, foreign tax credits and other items for which we are eligible.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through cash provided by operating activities and through the sale of equity securities. In August 2000, we completed our initial public offering in which we raised approximately $54,114, net of underwriting discounts and offering expenses payable by us. As of March 31, 2008 and 2007, we had cash, cash equivalents, short-term and long-term marketable securities totaling $85,829 and $91,381, respectively. Prior to March 31, 2008, our long-term marketable securities of $6,968 were classified as short-term marketable securities. Our long-term marketable securities were comprised of highly rated auction rate securities with maturities in excess of one year. The majority of these auction rate securities were collateralized by United States government-backed obligations. During the three months ended March 31, 2008, the auction rate securities became subject to adverse market conditions, and the liquidity typically associated with the financial markets for such instruments became restricted as auctions for auction rate securities began to fail. As a result of the failed auctions, we classified $6,968 of our auction rate securities as long-term marketable securities, and we determined that the auction rate securities were temporarily impaired and recorded a temporary impairment charge in other comprehensive income in our consolidated balance Sheet of $381 at March 31, 2008.

Cash provided by operating activities was $12,900, $6,201, and $8,705 for fiscal 2008, 2007 and 2006, respectively. Cash provided by operating activities is primarily derived from net income, as adjusted for non-cash items such as depreciation and amortization expense, tax benefits from the exercise of employee stock options, and changes in operating assets and liabilities. The increase in cash provided by operating activities in fiscal 2008 from fiscal 2007 was primarily attributable to an increase in cash resulting from an increase in depreciation and amortization expense, deferred revenue and accounts payable and accrued expenses, which was partially offset by an decrease in cash resulting from a decrease in net income and an increase in prepaid expenses. The decrease in cash provided by operating activities in fiscal 2007 from fiscal 2006 was primarily attributable to a decrease in cash resulting from an increase in accounts receivable, which was partially offset by an increase in cash resulting from an increase in net income and deferred revenue.

Net cash provided by investing activities was $27,254 in fiscal 2008. Net cash used in financing activities was $41,377 in fiscal 2007. Net cash provided by investing activities was $22,667 in fiscal 2006. Investing activities include the purchase, sale or maturity of marketable securities, acquisition of property and equipment, and net expenditures for business combinations and technology acquisitions. For fiscal 2008, we used funds of $10,005 to purchase specified assets from Network Physics, funds of $114,799 to purchase short-term and long-term marketable securities, and funds of $4,557 to purchase property and equipment. We received proceeds of $156,615 from the sale or maturity of short-term marketable securities for fiscal 2008. For fiscal 2007, funds were used to purchase short-term marketable securities of $109,637, purchase property and equipment of $3,529 and purchase intangible assets of $366. Proceeds from the sale or maturity of short-term marketable securities were $72,155 for fiscal 2007. For fiscal 2008, 2007 and 2006, a majority of our capital expenditures were for information technology and software purchases.

Cash used in financing activities was $3,630 for fiscal 2008. Cash provided by financing activities was $2,452 for fiscal 2007. Cash used in financing activities was $2,514 in fiscal 2006. We used cash of $5,013 to acquire 522 shares of treasury stock during fiscal 2008. We used cash of $1,521 to acquire 104 shares of treasury stock during fiscal 2007. Cash provided by financing activities for 2008 reflects the proceeds received from the exercise of stock options of $365 and proceeds from the sale of common stock under our 2000 Employee Stock Purchase Plan of $989. Cash provided by financing activities for 2007 reflects the proceeds received from the exercise of stock options of $2,987 and proceeds from the sale of common stock under our 2000 Employee Stock Purchase Plan of $753. Prior to the adoption of SFAS 123R, we reported tax benefits from the exercise of stock options as an operating cash flow in the consolidated statement of cash flows. In the period beginning April 1, 2006, excess tax benefits from the exercise of stock options are presented as an increase in cash flow from financing activities. For fiscal 2008 and fiscal 2007, excess tax benefits from the exercise of stock options were $29 and $383, respectively.

We have commitments under contractual arrangements to make future payments for goods and services. These contractual arrangements secure the rights to various assets and services to be used in the future in the normal course of business. For example, we are contractually committed to make minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and related obligations pertaining to such contractual arrangements are not reported as assets or liabilities on our consolidated balance sheets. Our FIN No. 48 liability for unrecognized tax benefits is reported on our consolidated balance sheets. We expect to fund these contractual arrangements with our cash, cash equivalents and marketable securities as well as cash generated from operations in the normal course of business.

The following table summarizes our contractual operating lease arrangements and our FIN No. 48 Liability at March 31, 2008, and the timing and effect that such commitments are expected to have on our liquidity and cash flow in future periods.

		Payments Due by Period			
CONTRACTUAL OBLIGATIONS AND FIN NO. 48 LIABILITY *(in thousands)*	**Total**	**FY09**	**FY10 -FY11**	**FY12 - FY13**	**After FY13**
Facilities Operating Lease Obligations	$ 29,964	$ 5,079	$ 9,943	$ 4,138	$ 10,804
Other Operating Lease Obligations	346	163	183	—	—
FIN No. 48 Liability	838	235	524	79	—
Total	**$ 31,148**	**$ 5,477**	**$ 10,650**	**$ 4,217**	**$ 10,804**

See Notes 9 and 10 to our consolidated financial statements for additional information related to our operating leases. As of March 31, 2008, we had no capital lease obligations.

Effective June 10, 2002, we entered into a credit facility with a commercial bank. The credit facility permits the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10,000 in the aggregate. Borrowings under the credit facility are limited to 80% of eligible accounts receivable. We used the facility to issue an irrevocable letter of credit for approximately $2,122 to satisfy the security deposit requirements for our corporate office lease. Upon a default, as defined in the corporate office lease agreement, and written notice from the landlord to us, the landlord had the right to draw upon the letter of credit in whole or in part. Interest under this facility is payable monthly, based on LIBOR plus the applicable margin ranging from 2% to 2.5% as stated in the loan agreement. The credit facility includes a fee in the amount of 0.25% per annum on the unused portion of the credit facility. The credit facility is collateralized by our accounts receivable. The loan agreement contains customary affirmative and negative covenants including a restriction on the payment of dividends. We were in compliance with all affirmative and negative covenants as of March 31, 2008. Effective June 10, 2007, the credit facility was renewed for $2,000 and is due to expire on June 30, 2008. As of March 31, 2007, we had available borrowings of $249 under the credit facility. We plan to renew the credit facility in fiscal 2009.

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan and growth strategies. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products as well as repurchase our common stock in accordance with our stock repurchase program authorized by our Board on February 4, 2008.

We believe that our current cash and cash equivalents, marketable securities, and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures at least through fiscal 2009.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements with unconsolidated entities or related parties and, accordingly, there are no off-balance sheet risks to our liquidity and capital resources from unconsolidated entities.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS No. 159. SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. We have not yet determined the impact that the implementation of SFAS No. 159 will have on our results of operations or financial condition.

In December 2007, FASB issued SFAS No. 141(R), "Business Combinations," or SFAS No. 141(R). SFAS No. 141 (R) which replaces SFAS No. 141 requires that the acquisition method of accounting, which SFAS No. 141 called the "purchase method", be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141 (R) also establishes principles and requirements for how the acquirer: recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (R) also requires that acquisition-related costs be recognized separately from the business combination. SFAS No. 141 (R) will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008. We have not yet determined the impact that the implementation of SFAS No. 141 (R) will have on our results of operations or financial condition.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of OPNET Technologies, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2008.

OPNET Technologies, Inc.

June 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Audit Committee and Stockholders of OPNET Technologies, Inc.
Bethesda, Maryland

We have audited the internal control over financial reporting of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained, in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained effective internal control over financial reporting as of March 31, 2008, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008, of the Company and our report dated June 9, 2008, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the change in method of accounting in fiscal year 2008 for uncertain tax positions to conform to Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and the change in method of accounting in fiscal year 2007 for share-based payments to conform to FASB Statement No. 123 (revised 2004), Share-Based Payment.

Deloitte & Touche LLP

McLean, Virginia

June 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Audit Committee and Stockholders of
OPNET Technologies, Inc.
Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OPNET Technologies, Inc. and its subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2008, the Company changed its method of accounting for uncertain tax positions to conform to Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty In Income Taxes, and in fiscal year 2007, the Company changed its method of accounting for share-based payments to conform to FASB Statement No. 123 (revised 2004), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

McLean, Virginia

June 9, 2008

CONSOLIDATED BALANCE SHEETS *(in thousands, except per share data)*

ASSETS	March 31, 2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 71,410	$ 34,766
Marketable securities	7,451	56,615
Accounts receivable, net of $154 and $133 in allowance for doubtful accounts at March 31, 2008 and 2007, respectively	20,780	21,604
Unbilled accounts receivable	5,366	3,696
Inventory	319	—
Prepaid expenses and other current assets	3,627	4,366
Total current assets	**108,953**	**121,047**
Marketable securities	6,968	—
Property and equipment, net	10,884	8,745
Intangible assets, net	8,633	899
Goodwill	14,639	14,639
Deferred income taxes and other assets	3,461	2,328
Total assets	**$ 153,538**	**$ 147,658**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES:		
Accounts payable	$ 489	$ 276
Accrued liabilities	8,555	8,321
Deferred and accrued income taxes	658	458
Deferred rent	326	210
Deferred revenue	28,722	22,414
Total current liabilities	**38,750**	**31,679**
Accrued liabilities	59	259
Deferred rent	1,762	1,956
Deferred revenue	1,772	893
Other income tax	550	—
Total liabilities	**42,893**	**34,787**
Commitments and contingencies *(Note 9)*		
STOCKHOLDERS' EQUITY:		
Common stock – par value $0.001; 100,000 shares authorized; 27,576 and 27,289 shares issued at March 31, 2008 and 2007, respectively; 20,407 and 20,641 shares outstanding at March 31, 2008 and 2007, respectively	28	27
Additional paid-in capital	89,878	86,881
Retained earnings	34,838	34,815
Accumulated other comprehensive income	160	394
Treasury stock – 7,169 and 6,647 shares at March 31, 2008 and 2007, respectively, at cost	(14,259)	(9,246)
Total stockholders' equity	**110,645**	**112,871**
Total liabilities and stockholders' equity	**$ 153,538**	**$ 147,658**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS *(in thousands, except per share data)*

	Year Ended March 31,		
	2008	**2007**	**2006**
REVENUES:			
New software licenses	$ 38,838	$ 43,186	$ 31,976
Software license updates, technical support and services	34,787	28,062	24,226
Professional services	27,721	23,882	19,913
Total revenues	**101,346**	**95,130**	**76,115**
COST OF REVENUES:			
New software licenses	1,035	638	657
Software license updates, technical support and services	4,514	3,264	2,637
Professional services	19,154	15,904	13,705
Amortization of acquired technology	1,486	723	832
Total cost of revenues	**26,189**	**20,529**	**17,831**
Gross profit	**75,157**	**74,601**	**58,284**
OPERATING EXPENSES:			
Research and development	27,471	21,688	18,643
Sales and marketing	39,357	34,133	26,300
General and administrative	11,747	10,994	13,375
Total operating expenses	**78,575**	**66,815**	**58,318**
(LOSS) INCOME FROM OPERATIONS	**(3,418)**	**7,786**	**(34)**
Interest and other income, net	3,579	3,834	2,680
Income before (benefit) provision for income taxes	161	11,620	2,646
(Benefit) provision for income taxes	(372)	3,655	509
NET INCOME	**$ 533**	**$ 7,965**	**$ 2,137**
Basic net income per common share	$ 0.03	$ 0.39	$ 0.10
Diluted net income per common share	$ 0.03	$ 0.38	$ 0.10
Basic weighted average common shares outstanding	20,342	20,358	20,374
Diluted weighted average common shares outstanding	20,621	21,206	20,604

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY *(in thousands)*

	Common Stock				Treasury Stock				
	Shares Issued	Shares Outstanding	Amount	Additional Paid in Capital	Shares	Amount	Accumulated Other Retained Earnings	Total Comprehensive Income	Stockholders' Equity
Balance, April 1, 2005	**26,443**	**20,309**	**$ 26**	**$79,406**	**6,134**	**$ (4,100)**	**$ 24,713**	**$(80)**	**$99,965**
Net income							2,137		2,137
Foreign currency translation								(315)	(315)
Unrealized gain on marketable securities								50	50
Total comprehensive income									1,872
Issuance of common stock:									
Exercise of options	179	179		612					612
Employee stock purchase plan	73	73	1	497					498
Tax benefit from exercise of stock options				49					49
Restricted stock issuance	43	43		408					408
Purchase of treasury shares		(409)			409	(3,625)			(3,625)
Deferred compensation				(408)					(408)
Amortization of deferred compensation				27					27
Balance, March 31, 2006	**26,738**	**20,194**	**27**	**80,591**	**6,543**	**(7,725)**	**26,850**	**(345)**	**99,398**
Net income							7,965		7,965
Foreign currency translation								758	758
Unrealized loss on marketable securities								(19)	(19)
Total comprehensive income									8,704
Issuance of common stock:									
Exercise of options	381	381		2,987					2,987
Employee stock purchase plan	85	85		753					753
Tax benefit from exercise of stock options				1,088					1,088
Restricted stock issuance	85	85		—					—
Purchase of treasury shares		(104)			104	(1,521)			(1,521)
Stock based compensation expense				1,462					1,462
Balance, March 31, 2007	**27,289**	**20,641**	**27**	**86,881**	**6,647**	**(9,246)**	**34,815**	**394**	**112,871**
Net income							533		533
Foreign currency translation								147	147
Unrealized loss on marketable securities								(381)	(381)
Total comprehensive income									299
Adoption of FIN48 - cumulative effect							(510)		(510)
Exercise of options	60	60		365					365
Employee stock purchase plan	121	121	1	988					989
Tax benefit from exercise of stock options				105					105
Restricted stock issuance	107	107							
Purchase of treasury shares		(522)			522	(5,013)			(5,013)
Stock based compensation expense				1,539					1,539
Balance, March 31, 2008	**27,576**	**20,407**	**$28**	**$89,878**	**7,169**	**$(14,259)**	**$34,838**	**$160**	**$110,645**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(in thousands)*

	Year Ended March 31,		
	2008	**2007**	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 533	$ 7,965	$ 2,137
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	4,018	2,348	2,422
Loss on disposition of fixed assets	11	12	5
Provision for losses on accounts receivable	96	25	27
Deferred income taxes	(882)	50	(275)
Non-cash stock-based compensation expense	1,539	1,462	27
Changes in assets and liabilities:			
Accounts receivable	(942)	(9,944)	413
Inventory	(116)	—	—
Prepaid expenses and other current assets	1,315	(2,151)	1,484
Other assets	(49)	38	(34)
Accounts payable	213	(743)	191
Accrued liabilities	466	(762)	1,665
Accrued income taxes	(382)	512	(118)
Deferred revenue	7,187	6,728	697
Deferred rent	(78)	1,044	15
Excess tax benefit from exercise of stock options	(29)	(383)	49
Net cash provided by operating activities	**12,900**	**6,201**	**8,705**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of specified assets from Network Physics	(10,005)	—	—
Acquired technology	—	(366)	(793)
Purchase of property and equipment	(4,557)	(3,529)	(1,452)
Purchase of investments	(114,799)	(109,637)	(31,940)
Proceeds from sale/maturity of investments	156,615	72,155	56,852
Net cash provided by (used in) investing activities	**27,254**	**(41,377)**	**22,667**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Acquisition of treasury stock	(5,013)	(1,521)	(3,625)
Payment of note payable	—	(150)	—
Excess tax benefit from exercise of stock options	29	383	—
Proceeds from exercise of common stock options	365	2,987	613
Issuance of common stock under employee stock purchase plan	989	753	498
Net cash (used in) provided by financing activities	**(3,630)**	**2,452**	**(2,514)**
Effect of exchange rate changes on cash and cash equivalents	120	780	(319)
Net increase (decrease) in cash and cash equivalents	36,644	(31,944)	28,539
Cash and cash equivalents, beginning of year	34,766	66,710	38,171
Cash and cash equivalents, end of year	$ 71,410	$ 34,766	$ 66,710

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(dollar and share amounts in thousands, except per share data)*

March 31, 2008, 2007 and 2006

1. Organization and Significant Accounting Policies

Organization. OPNET Technologies, Inc., (hereafter, the Company or OPNET), is a provider of software products and related services for managing networks and applications. The Company's software products address application performance management, network operations, capacity management and network research and development. The Company sells products to corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. The Company markets software products and related services in North America primarily through a direct sales force and, to a lesser extent, several resellers and original equipment manufacturers. Internationally, the Company conducts research and development through a wholly-controlled subsidiary in Ghent, Belgium and markets software products and related services through wholly-owned subsidiaries in Paris, France; Frankfurt, Germany; Slough, United Kingdom; Sydney, Australia; and Singapore; wholly-controlled subsidiary in Ghent, Belgium; third-party distributors; and value-added resellers. The wholly-owned subsidiary in Singapore was registered in August 2007. The Company is headquartered in Bethesda, Maryland and has offices in Cary, North Carolina; Dallas, Texas; Santa Clara, California; and Nashua, New Hampshire.

Principles of Consolidation. The consolidated financial statements include the results of OPNET Technologies, Inc., its wholly-owned subsidiaries: OPNET Technologies SAS; OPNET Technologies Limited; OPNET Technologies, Pty. Ltd.; OPNET Analysis, Inc.; OPNET Technologies, GmbH; and OPNET Technologies Asia, Pte. Ltd., and its wholly-controlled subsidiary OPNET Technologies, BVBA. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates, judgments and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Significant items subject to such estimates and assumptions include revenue recognition, carrying amount and useful lives of long-lived assets, valuation allowances for accounts receivable and deferred tax assets, research and development tax credit, software development costs, valuation of acquired intangible assets, valuation of auction rate securities, or ARS, valuation of stock based compensation, and loss contingencies, such as litigation, claims and assessments.

Cash and Cash Equivalents. Cash and cash equivalents consist of deposits in banks and all highly liquid investments with maturities of three months or less when purchased.

Marketable Securities. The Company has determined that all of its investments in marketable securities are marketable securities to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity in the accompanying consolidated balance sheets under the caption "Accumulated other comprehensive income." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in the "Interest income" line item on the accompanying consolidated statements of operations. Realized gains and losses on available-for-sale securities are included in the "Interest income" line item on the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in the "Interest income" line item on the consolidated statements of operations.

As of March 31, 2008, the Company held ARS totaling $8,800 at par value, which are classified as available for sale securities and short-term and long-term marketable securities on the Company's consolidated balance sheet. Contractual maturities for these ARS extend through November 2047 with an interest rate reset date approximately every 28 days. The ARS are primarily collateralized by United States government-backed student loans and were rated AAA at March 31, 2008. Historically, the carrying value of ARS approximated fair value due to the frequent successful auctions that reset the interest rates. With the liquidity issues experienced in the global credit and capital markets, the Company's ARS have experienced failed auctions. While the Company continues to earn and receive interest on these marketable securities at the maximum contractual rate, we determined that the estimated fair value of these ARS no longer approximate par value.

Since there is little or no active market data for the Company's ARS, the Company developed its own assumptions to determine the fair value of the securities. The Company assumed that the fair value is an exit price, representing the amount that would be received if it sold the ARS in an orderly transaction between market participants. The Company prepared its fair value analysis to determine the exit price by focusing on the structure of each ARS, the collateral underlying each ARS, the cash flow characteristics, and the current trading environment of such securities. The Company also considered the valuation prepared for it by a third-party consulting firm. With regard to the structure of each ARS, the Company charted the cash flows pertaining to the ARS and modeled the net present value. While the Company believes that the estimates it used are reasonable, should any of these factors change, its estimate may also change, which could affect the valuation of the ARS. In addition, the Company performed extensive research on the collateral underlying the ARS and the trading environment for such financial products. It is the Company's view that a number of factors have contributed to the recent market disruption: real and perceived decline in value of collateralized assets and other financial instruments; increased defaults on home mortgages and bankruptcies; tightening of credit among lenders; increasing commodity prices and the weakening of the United States dollar; and fears of a United States recession. Based on its analysis and the Company's belief that the ARS are of high credit quality, the Company determined that the fair value of the ARS at March 31, 2008 was $8,419 and recorded a temporary impairment charge of $381. The Company currently intends, and believes it has the ability, to hold the ARS for a period of time sufficient to allow for a recovery in the market. Accordingly, the Company believes that the impairment is temporary. The Company recorded the temporary impairment charge to other comprehensive income on its consolidated balance sheet. The Company also classified

$6,968 of the ARS as long-term marketable securities on its consolidated balance sheet as of March 31, 2008.

Supplemental Cash Flow Information.

	Year ended March 31, 2008	2007	2006
CASH PAID DURING THE FISCAL YEAR FOR:			
Income taxes	$ 768	$ 3,415	$ 53
NON-CASH FINANCING AND INVESTING ACTIVITIES:			
Unrealized (loss) gain on marketable securities	(381)	(19)	50
Restricted stock issued	1,022	1,152	408
Accrued liability for the purchase of property and equipment	218	852	19

Advertising Expense. Advertising expenses are expensed when incurred. Advertising expense for fiscal 2008, fiscal 2007, and fiscal 2006 was $542, $686, and $367, respectively.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, marketable securities and accounts receivable. The Company generally does not require collateral on accounts receivable, as the majority of its customers are large, well-established companies, or government entities.

The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation insures the bank accounts up to $100. Although balances exceed that amount, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

Fair Value of Financial Instruments. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses approximates their respective carrying amounts. See Marketable Securities above for a discussion of how the Company determines fair value for its ARS.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards, or SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Through March 31, 2008, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets, the non-cancelable term of the related lease, or the non-cancelable lease term plus all periods for which executive management believes that the failure to renew the lease imposes a penalty in an amount such that the renewal appears, at the inception of the lease, to be reasonably assured. Repairs and maintenance are expensed as incurred.

Intangible Assets. The Company accounts for its goodwill and intangible assets in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Its intangible assets consist of acquired technology related to its acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, and purchased technology the Company purchased from RadView Software, Ltd. in December 2005, SQMworks, Inc. in April 2006, and Network Physics, Inc. in October 2007. The Company's intangible assets also consist of customer relationships and acquired workforce assets it purchased from Network Physics, Inc. related to the purchase of specified assets of Network Physics in October 2007. The acquired and purchased technology are stated at the lower of unamortized cost or net realizable value and are amortized on a straight-line basis over their expected useful lives of three to five years. The Company's customer relationship and workforce assets it purchased from Network Physics, Inc. are amortized on an accelerated depreciation basis over their expected useful lives of four and one-half years and five years, respectively. The Company uses the projected discounted cash flow method in valuing its acquired technology and purchased customer relationships using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. The Company uses the lower of the amount of cash paid or the present value of projected discounted cash flows to value purchased technology. The workforce asset associated with the purchase of specified assets of Network Physics, Inc. was valued on a replacement cost basis. While the Company believes the assumptions used to value its acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. The Company will periodically review the value of acquired technology and purchased intangible assets for reasonableness in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". If changes in the Company's assumptions at the time of future periodic reviews indicate that the carrying value of its acquired technology and purchased intangible assets exceeds their fair value and it determines that carrying amounts can not be recovered, it would result in impairment losses. As of March 31, 2008 and 2007, intangible assets totaled $8,633 and $899, net of accumulated amortization of $5,302 and $3,648, respectively. There has been no impairment as of March 31, 2008 or 2007.

Goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment annually during the Company's fourth quarter and whenever events and circumstances occur indicating that goodwill might be impaired. The Company performed its annual impairment test of goodwill as of March 31, 2008 and 2007 and concluded that there was no goodwill impairment.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144 the Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable.

If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of March 31, 2008 or 2007.

Revenue Recognition. The Company derives revenue from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, which include software license update, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. The Company recognizes revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

New Software License Revenue

New software license revenue represents all fees earned from granting customers licenses to use the Company's software, and excludes revenue derived from software license updates, which are included in software license updates, technical support and services revenue. The Company's new software license revenue consists of perpetual and term license sales of software products. For the twelve months ended March 31, 2008, perpetual licenses represented approximately 97% of software license revenue. New software license revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the software has occurred, (iii) the software license fee is fixed or determinable, and (iv) collectibility is probable. The Company defines each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is the Company's customary practice to have a written software license agreement, which is signed by both the end user and the Company, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with the Company, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which the Company collectively referred to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and the Company, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, the Company's master reseller agreement requires that the reseller provide to the Company copies of the end user's purchase order and executed copies of the end user's software master license agreements.
- **Delivery has occurred.** Physical delivery of the Company's software products to end users or resellers, which are collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing the Company's software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software products may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.
- **The fee is fixed or determinable.** It is the Company's policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. The Company's normal payment terms for its software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond the Company's normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on its successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. The Company typically sells to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If the Company determines from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, the Company defers recognition of software license revenue until the criteria are met. When the sale of the software product requires the Company to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenue and consulting fees are recognized using contract accounting under SOP 81-1. The Company estimates the percentage-of-completion, under SOP 81-1, based on its estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of software license revenue and professional services revenue under certain contracts and related expenses reported in the Company's consolidated financial statements. A number of internal and external factors can affect the Company's estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements, and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in the Company's revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

Software License Update, Technical Support, and Services Revenue

Software license updates, technical support and services revenue represents fees associated with the sale of license updates, training, and technical support, all provided on a when-and-if-available basis (except for technical support) under the Company's maintenance agreement. Payments for software license updates, technical support and services on initial order or on renewal are generally made in advance and are non-refundable. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software license purchase. License updates, technical support and services may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support and services. Revenue from license updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Company vendor-specific objective evidence of fair value, or VSOE. This means that the Company defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If the Company is unable to establish VSOE for an undelivered postcontract customer support, or PCS, element, for example, in a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists, all revenue is recognized ratably over the contract period. For income statement classification purposes, the Company's allocation methodology is based on VSOE of fair value for its professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for its PCS, generally 18% to 21% of the license fee paid, on perpetual licenses. The Company uses the residual method to allocate any remaining arrangement fee to new software license revenue.

Professional Services Revenue

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When the Company enters into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. For income statement classification purposes, the Company has developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under SOP 97-2, when services are not essential to the functionality of the software. In these circumstances, revenue is allocated to the various elements of the arrangement based on the Company's VSOE of fair value and the residual amount is allocated to new software license revenue.

The Company sells new software licenses, license updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, the Company provides license updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as new software license, license updates, technical support and services sales sold through the Company's direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Sales taxes and other taxes collected from customers and remitted to governmental authorities are presented on a net basis, and as such, are excluded from revenues.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments and for the limited circumstances when the customer disputes the amounts due the Company. The Company's methodology for determining this allowance requires significant estimates. In estimating the allowance, the Company considers the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions.

Income Taxes. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, research and development tax credits, and foreign tax credits.

Effective April 1, 2007, the Company adopted Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes," or FIN No. 48. As a result of the implementation, the Company recognized a $653 increase to its liability for unrecognized tax benefits. The portion of the increase that was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet was $510. The total amount of gross unrecognized tax benefits as of April 1, 2007 was $810. Of this total, $781 (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. At March 31, 2008, the gross unrecognized benefit was $838, $808 of which would favorably affect the effective income tax rate in future periods.

Foreign Currency Transactions. Revenue and expenses denominated in foreign currencies are translated at the average exchange rates during the period. Gains or losses on foreign exchange transactions are reported in the consolidated statements of operations.

Foreign Currency Translation. The results of operations for the Company's international subsidiaries are translated from the designated functional currencies into United States dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses are reported as a component of accumulated other comprehensive income in stockholders' equity.

Comprehensive Income. Certain revenues, expenses, gains and losses are recognized in comprehensive income but excluded from net income. Comprehensive income includes net income, foreign currency translation adjustments, and unrealized gains and losses on marketable securities.

Earnings per Share. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented.

Stock-Based Compensation. Beginning in fiscal 2007, the Company accounts for stock-based compensation given to employees in accordance with Financial Accounting Standards No. 123R, "Share-Based Payment", or SFAS No. 123R, which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," and supersedes Accounting Principles Board, or APB Opinion No. 25. SFAS No. 123R requires all share-based payments and nonvested shares (restricted stock) to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123R is effective for all stock-based awards granted on or after January 1, 2006. In addition, the Company also recognized compensation expense related to any awards that were not fully vested as of the effective date.

Prior to fiscal 2007, the Company accounted for stock-based compensation given to employees using the intrinsic value method in accordance with APB Opinion No. 25, and accordingly, recognized compensation expense for fixed stock option grants when the exercise price was less than the quoted market price of the shares on the date of the grant. SFAS No. 123 permitted the use of either a fair-value based method or the intrinsic value method provided in APB No. 25 to account for employee stock-based compensation arrangements. Companies that elected to use the intrinsic value method provided in APB No. 25 were required to disclose the pro forma net income and earnings per share that would have resulted from the use of the fair value method. We have provided below the pro forma disclosures of the effect on net income and earnings per share as if SFAS No. 123, as amended, had been applied in measuring compensation expense for fiscal 2006.

The following table illustrates the effect on net income and related net income per share for fiscal 2006 had compensation cost for employee stock-based compensation plans been determined based upon the fair value method prescribed under SFAS No. 123, as amended:

	2006
Net income	**$ 2,137**
Add:	
Stock-based employee compensation expense included in reported net income, net of related tax effects	15
Deduct:	
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,728)
Pro forma net income	**$ 424**
Basic net income per common share:	
As reported	$ 0.10
Pro forma	$ 0.02
Diluted net income per common share:	
As reported	$ 0.10
Pro forma	$ 0.02

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that the implementation of SFAS No. 157 will have on its results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," or SFAS No. 159. SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company has not yet determined the impact that the implementation of SFAS No. 159 will have on its results of operations or financial condition.

In December 2007, FASB issued SFAS No. 141(R), "Business Combinations," or SFAS No. 141(R). SFAS No. 141 (R) which replaces SFAS No. 141 requires that the acquisition method of accounting (which SFAS No. 141 called the "purchase method") be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141 (R) also establishes principles and requirements for how the acquirer: recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (R) also requires that acquisition-related costs be recognized separately from the business combination. SFAS No. 141 (R) will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008. The Company has not yet determined the impact that the implementation of SFAS No. 141 (R) will have on its results of operations or financial condition.

2. Stock-Based Compensation

The Company's Amended and Restated 2000 Stock Incentive Plan, or 2000 Plan, provides for the granting of incentive and non-qualified stock options and restricted stock to purchase up to 5,540 shares of the Company's common stock. The number of shares available for issuance will automatically increase on the first trading day of each calendar year by an amount equal to the lesser of 3% of the shares of common stock outstanding on the last trading day of the preceding calendar year, or an amount determined by the Board of Directors, not to exceed an annual increase of 1,000 shares. The Board of Directors voted not to increase the number of shares for issuance on the first trading day of calendar year 2008, 2007, or 2006. Options are granted for terms up to ten years and generally vest over periods ranging from one to six years from the date of the grant. Restricted stock granted to employees under this plan generally vests over four years from the date of the grant. Restricted stock granted to non-employees under this plan generally vests over six months from the date of the grant. New option grants and restricted stock grants are granted from new shares of the Company's common stock.

The Company's 1993 Incentive Stock Option Plan, or 1993 Plan, provides for the granting of incentive stock options to purchase up to 3,000 shares of common stock of the Company. Options are granted for terms of up to ten years, and generally vest over periods ranging from one to six years from the date of the grant. The Board of Directors approved a resolution to make no further grants for options or stock awards under the 1993 Plan upon approval of the 2000 Plan.

In March 2000, the Board of Directors approved the adoption of the 2000 Director Stock Option Plan, which provides for the automatic annual granting of options to purchase stock to the Company's directors, who are not its employees, for up to a total of 225 shares of common stock of the Company.

The Company's 2000 Employee Stock Purchase Plan, or ESPP, provides all eligible employees to collectively purchase up to a total of 450 shares of its common stock. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. The plan period for the ESPP ends in January and July of each year. The expense is calculated based on the difference between the fair market value of the shares purchased at the close of each plan period and the discounted price paid by the employee, and that expense is recognized on a straight-line basis over the plan period.

On April 1, 2006, the Company adopted SFAS 123R, which revised SFAS 123 using the modified prospective method. Prior to fiscal year 2007 and the adoption of SFAS 123R, the Company followed the intrinsic value method of accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion, or APB, No. 25.

SFAS 123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and ESPP. The Company has elected to continue straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting. The Company adopted SFAS 123R under the modified prospective method. Under the modified prospective method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after April 1, 2006 as well as to the nonvested portion of awards outstanding as of April 1, 2006. Stock-based compensation for awards granted prior to April 1, 2006 is based upon the grant date fair value of such compensation as determined under the pro forma provisions of SFAS No 123.

Prior to the adoption of SFAS 123R, the Company reported tax benefits from the exercise of stock options as an operating cash flow in the consolidated statement of cash flows. In the period beginning April 1, 2006, excess tax benefits from the exercise of stock options are presented as a cash flow from financing activity. For fiscal 2008, 2007, and 2006, excess tax benefits from the exercise of stock options were $29, $383 and $49, respectively.

A summary of the total stock-based compensation expense for fiscal 2008, 2007 and 2006 is as follows:

	2008	2007	2006
		(in thousands)	
Stock options	$ 482	$ 979	$ 12
Restricted stock	611	253	15
ESPP	446	230	—
Total stock-based compensation	**$ 1,539**	**$ 1,462**	**$ 27**

A summary of the total nonvested stock-based deferred compensation at March 31, 2008 and 2007 is as follows:

	2008	2007
	(in thousands)	
Restricted stock	$ 1,699	$ 1,278
Stock options	162	644
ESPP	139	111
Total nonvested stock-based compensation	**$ 2,000**	**$ 2,033**

The cost of the nonvested restricted stock, stock options, and ESPP at March 31, 2008 are expected to be recognized over a weighted average period of 1.3 years, 3 months and 4 months, respectively.

Stock Options

The Company's stock option programs are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

A summary of the option transactions for fiscal 2008, 2007, and 2006 is as follows:

2008	Options *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Grant Date Fair Value
Outstanding at beginning of period	2,841	$ 10.73	—	$ 1,405	$ 7.51
Granted	—	—	—	—	—
Exercised	(60)	6.08	—	256	4.23
Forfeited or expired	(61)	12.37	—	—	8.65
Outstanding at end of period	2,720	10.79	3.92	1,256	7.56
Exercisable at end of period	2,643	10.85	3.85	1,256	7.61
Nonvested at end of period	77	9.01	6.35	—	6.01
Nonvested options expected to be exercised	73	9.01	6.60	4	6.01

2007	Options *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Grant Date Fair Value
Outstanding at beginning of period	3,233	$ 10.37	—	$ 11,362	$ 7.31
Granted	30	13.25	—	8	3.90
Exercised	(381)	7.84	—	2,406	5.53
Forfeited or expired	(41)	10.78	—	113	7.30
Outstanding at end of period	2,841	10.73	4.91	9,092	7.51
Exercisable at end of period	2,650	10.80	4.71	8,356	7.65
Nonvested at end of period	191	9.67	7.68	735	5.68

2006	Options *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Grant Date Fair Value
Outstanding at beginning of period	3,573	$ 10.10	—	$ 5,396	$ 7.13
Granted	30	8.61	—	48	4.31
Exercised	(180)	3.41	—	1,083	2.35
Forfeited or expired	(190)	11.59	—	91	8.06
Outstanding at end of period	3,233	10.37	5.57	4,135	7.31
Exercisable at end of period	2,772	10.78	5.30	3,038	7.66
Nonvested at end of period	461	7.85	7.17	1,097	5.19

During fiscal 2008, 112 stock options vested with a weighted average grant date fair value of $10.20.

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Bond due in a number of years equal to the option's expected term. To determine expected volatility, the Company analyzes the historical volatility of its stock over the expected term of the option.

The Company did not grant any stock options during fiscal 2008. The weighted average assumptions to determine the grant-date fair value for stock options for fiscal 2007 and 2006 are as follows:

	2007	2006
Risk-free interest rate	5.02%	4.01%
Expected dividend yield	0.00%	0.00%
Expected life	2 years	4 years
Volatility factor	43%	61%

Compensation cost for option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. The Company has concluded that its historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation cost due to changes in the expected forfeiture rate will be recognized in the period that they become known. To date there has been no change in the Company's forfeiture rate, so there has been no impact on compensation cost.

During fiscal 2008, 2007 and 2006, respectively, the Company received proceeds of approximately $365, $2,987, and $612 and issued 60, 381, and 179 shares of common stock, pursuant to employee exercises of stock options.

On October 26, 2005, the Company's Board of Directors approved the accelerated vesting of all unvested options that had an exercise price of $11.75 or greater and were held by current employees, including executive officers. This accelerated vesting affected options with respect to 254 shares of the Company's common stock that was not vested under such options, and was effective for stock options outstanding as the close of business on October 26, 2005.

The Board of Director's primary purpose in accelerating vesting was to eliminate future stock-based employee compensation expense that the Company would have otherwise recognized in its consolidated statement of operations with respect to these accelerated options once SFAS 123R became effective. Furthermore, the Board of Directors concluded that the retention value of the unvested portion of these options was minimal given the then-current market price for the Company's common stock. Because these options have exercise prices well in excess of the Company's then-current stock price which was $8.13 at the close of business on October 26, 2005, as reported by the NASDAQ National market, the Board of Directors concluded that these options would not offer sufficient incentive to the employees to remain with the Company when compared to the future compensation expense that would have been attributable to the options. The estimated maximum future expense that was eliminated was approximately $922.

All of these options had an exercise price of $11.75, a grant date of October 23, 2003, and a vesting schedule that provided for pro rata annual vesting for 99.8% of the grants over five years from the date of the grant and for all cliff vesting for 0.2% of the grant in three years from the date of the grant. In the case of options held by executive officers of the Company, vesting was accelerated with respect to 48 shares for the Company's CEO.

Restricted Stock

The Company's restricted stock grants are accounted for as equity awards. The expense is based on the price of the Company's common stock, and is recognized on a straight-line basis over the requisite service period. The Company did not grant any restricted stock prior to February 2006. The Company's restricted stock agreements do not contain any post-vesting restrictions.

A summary of the restricted stock grants is as follows:

	Restricted Stock Grants *(in thousands)*	Weighted Average Grant Fair Value
2008		
Nonvested at beginning of period	127	$ 12.14
Granted	108	9.86
Vested	(22)	11.16
Forfeited	—	—
Nonvested at end of period	**213**	**11.07**
2007		
Nonvested at beginning of period	43	$ 9.39
Granted	89	13.48
Vested	(1)	13.44
Forfeited	(4)	11.67
Nonvested at end of period	**127**	**12.14**
2006		
Nonvested at beginning of period	—	—
Granted	43	$ 9.39
Vested	—	—
Forfeited	—	—
Nonvested at end of period	**43**	**9.39**

Employee Stock Purchase Plan

A total of 121, 85, and 73 shares of the Company's common stock were issued under the ESPP in fiscal 2008, 2007 and 2006, respectively. The issuance of the common stock resulted in proceeds to the Company of $989, $753, and $497, respectively.

The weighted average assumptions to determine the value for ESPP shares for fiscal 2008 and 2007 are as follows:

	Plan Period Starting February 2008	Plan Period Starting August 2007	Plan Period Starting February 2007	Plan Period Starting August 2006
Risk-free interest rate	2.15%	4.96%	5.16%	5.18%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life	0.5 years	0.5 years	0.5 years	0.5 years
Volatility factor	60%	49%	45%	48%

3. Marketable Securities

Marketable securities as of March 31, 2008 and 2007 consisted of the following:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
		March 31, 2008		
Municipal securities	$ 6,000	$ —	$ —	$ 6,000
ARS	8,800	—	(381)	8,419
Marketable securities	**$ 14,800**	**$ —**	**$ (381)**	**$ 14,419**
		March 31, 2007		
Corporate bonds and notes	$ 46,615	$ —	$ —	$ 46,615
United States government agencies	10,000	—	—	10,000
Marketable securities	**$ 56,615**	**$ —**	**$ —**	**$ 56,615**

As of March 31, 2008, the Company held ARS totaling $8,800 at par value, which are classified as available for sale securities and short-term and long-term marketable securities on the Company's consolidated balance sheet. Contractual maturities for these ARS extend through November 2047 with an interest rate reset date approximately every 28 days. The ARS are primarily collateralized by United States government-backed student loans and were rated AAA at March 31, 2008. Historically, the carrying value of ARS approximated fair value due to the frequent resetting of the interest rates. With the liquidity issues experienced in the global credit and capital markets, the Company's ARS have experienced failed auctions. While the Company continues to earn and receive interest on these marketable securities at the maximum contractual rate, the estimated fair value of these ARS no longer approximate par value.

Since there is little or no active market data for the Company's ARS the Company developed its own assumptions to determine the fair value of the securities. The Company assumed that the fair value is an exit price, representing the amount that would be received if it sold the ARS in an orderly transaction between market participants. The Company prepared its fair value analysis to determine the exit price by focusing on the structure of each ARS, the collateral underlying each ARS, the cash flow characteristics, and the current trading environment of such securities. The Company also considered the valuation prepared for it by a third-party valuation firm. With regard to the structure of each ARS, the Company charted the cash flows pertaining to the ARS and modeled the net present value. While the Company believes that the estimates it used are reasonable, should any of these factors change; its estimates may also change, which could affect the valuation of its ARS. In addition, the Company performed extensive research on the collateral underlying the ARS and the trading environment for such financial products. It is the Company's view that a number of factors have contributed to the recent market disruption: real and perceived decline in value of collateralized assets and other financial instruments; increased defaults on home mortgages and bankruptcies; tightening of credit among lenders; increasing commodity prices and the weakening of the United States dollar, and fears of a United States recession. Based on its analysis and the Company's belief that the ARS are of high credit quality, the Company determined that the fair value of the ARS at March 31, 2008 was $8,419 and recorded a temporary impairment charge of $381. The Company believes that the impairment charge is temporary because it has the intent and ability to hold the ARS for a period of time sufficient to allow for a recovery in the market. Accordingly, the temporary impairment was recorded to other comprehensive income on the Company's consolidated balance sheet. The Company also classified $6,968 of the ARS as long-term marketable securities on its consolidated balance sheet as of March 31, 2008.

4. Acquisition of Specified Assets of Network Physics, Inc.

On October 19, 2007, the Company completed the acquisition of specified assets of Network Physics, Inc. (Network Physics). Pursuant to the asset purchase agreement, the purchase price totaled $10,005 and was paid in cash from the Company's working capital. The Company accounted for the asset acquisition as the purchase of productive assets and followed the guidance in SFAS 141 to perform the purchase price allocation. The Company expensed $720 in transaction-related professional services costs during fiscal 2008 in connection with the asset acquisition. The Company has conducted a review and analysis of the purchase price. A summary of the assets acquired follows:

	March 31,2008 *(in thousands)*	Amortization Method	Useful Life
Current assets	$ 45		
Property, plant and equipment	572	Straight-line	1-3 years
Acquired technology	7,827	Straight-line	5 years
Customer relationships	724	Double-declining balance	4.5 years
Acquired workforce	837	Double-declining balance	5 years
Total consideration	**$ 10,005**		

The assets acquired were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The Company obtained valuation services from an independent company to assist in the Company's determination of the fair value of acquired intangibles and their remaining useful lives.

The Company's purchase of specified assets of Network Physics constituted the acquisition of productive assets and not the acquisition of a business under Emerging Issues Task Force, or EITF, 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business."

5. Intangible Assets

Intangible assets consisted of the following:

	At March 31, 2008	At March 31, 2007
	(in thousands)	
Acquired and purchased technology	$ 12,374	$ 4,547
Customer relationships	724	—
Acquired workforce	837	—
Total	13,935	4,547
Less: accumulated amortization	(5,302)	(3,648)
Intangible assets, net	**$ 8,633**	**$ 899**

Intangible assets associated with acquired and purchased technology consist of acquired technology related to the Company's acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, purchased technology from RadView Software, Ltd. in December 2005, and SQMworks, Inc. in April 2006, and the purchase of technology from Network Physics in October 2007. Intangible assets associated with customer relationships and acquired workforce relate to the purchase of specified assets from Network Physics in October 2007. Acquired and purchased intangible assets resulted in amortization expense for fiscal 2008, 2007 and 2006 of $1,654, $723 and $832, respectively. Amortization expense from acquired and purchased technology and customer relationships is included in cost of revenue in the consolidated statements of operations. Amortization expense from the acquired workforce asset is included in research and development expenses in the consolidated statements of operations. The Company amortizes acquired and purchased technology on a straight-line basis over their expected useful lives of three to five years. The customer relationships and workforce assets that the Company purchased from Network Physics are amortized on an accelerated depreciation basis over their expected useful lives of four and one half years and five years, respectively. The Company currently expects future amortization expense attributable to these intangible assets of $2,440 in the fiscal 2009, $1,850 in fiscal 2010, $1,755 in fiscal 2011, $1,755 in fiscal 2012, and $833 in fiscal 2013.

Goodwill is primarily derived from the Company's acquisitions of Altaworks in October 2004, WDM NetDesign in January 2002, and NetMaker in March 2001. The Company made no adjustment to goodwill during fiscal 2007 or fiscal 2008.

6. Property and Equipment

Property and equipment consisted of the following at March 31, 2008 and 2007:

	2008	2007
Computer equipment	$ 8,371	$ 7,866
Leasehold improvements	6,699	4,395
Construction in progress	237	2,320
Purchased software	4,094	2,165
Office furniture and equipment	1,656	1,456
Total	21,057	18,202
Less: accumulated depreciation	(10,173)	(9,457)
Property and equipment, net	**$ 10,884**	**$ 8,745**

In December 2006, the Company entered into an operating lease in Bethesda, MD to increase the office space of our corporate facilities. At March 31, 2007, the Company had $2,320 in construction in progress associated with the build out of this space. The $237 in construction in progress at March 31, 2008 is primarily attributable to the build out of office space to replace its existing office space in Cary, North Carolina. The Company entered into the new operating lease in April 2007 and moved into the space in May 2008. See Note 9 for more information regarding the Company's office space.

Depreciation expense for fiscal 2008, 2007, and 2006 was $2,364, $1,625, and $1,590, respectively.

7. Accrued Liabilities

Accrued liabilities consisted of the following at March 31, 2008 and 2007:

	2008	2007
Accrued compensation and bonuses	$ 4,866	$ 4,709
Accrued accounting and tax services	970	505
Accrued legal services	11	195
Accrued leasehold improvements	—	724
Other	2,708	2,188
Total	**$ 8,555**	**$ 8,321**

8. Income Taxes

The components of the provision for income taxes for the years ended March 31, 2008, 2007 and 2006, were as follows:

	2008	2007	2006
CURRENT PROVISION:			
Federal	$ 115	$ 2,471	$ 397
State	13	785	98
Foreign	382	349	289
Total current provision	**510**	**3,605**	**784**
DEFERRED PROVISION (BENEFIT):			
Federal	(748)	(28)	(297)
State	(131)	23	(27)
Foreign	(3)	55	49
Total deferred (benefit) provision	(882)	50	(275)
Total (benefit) provision for income taxes	**$ (372)**	**$ 3,655**	**$ 509**

At March 31, 2008 and 2007, respectively, the components of the Company's deferred tax assets and deferred tax liabilities were as follows:

	2008	2007
DEFERRED TAX ASSETS:		
Accrued expenses	$ 1,346	$ 1,146
Deferred revenue	315	178
In-process research and development	158	178
Deferred rent	777	832
Research and development tax credit carryforward	1,483	1,188
Accelerated book amortization of acquired technology	960	437
Bad debt reserve	59	51
Federal net operating loss carryforward	12,995	13,049
Foreign net operating loss carryforward	73	61
Foreign tax credit carryforward	138	—
Deferred stock based compensation	808	396
Accelerated depreciation	128	124
Other temporary differences	29	49
Gross deferred tax assets	19,269	17,689
Less: valuation allowance	(13,289)	(13,289)
Total deferred tax asset	**5,980**	**4,400**
DEFERRED TAX LIABILITIES:		
Tax amortization of goodwill	(1,961)	(1,680)
Tax liabilities related to acquisitions	—	(44)
Tax accounting for unbilled accounts receivable	(988)	(593)
Total deferred tax liabilities	(2,949)	(2,317)
Net deferred tax asset	**$ 3,031**	**$ 2,083**

SFAS No. 109 "Accounting for Income Taxes," or SFAS No. 109 requires that the Company assess the realizability of deferred tax assets at each reporting period. These assessments generally consider several factors including the reversal of existing deferred tax asset temporary differences, projected future taxable income, tax planning strategies, and historical and future book income adjusted for permanent book to tax differences. As stated below, the Company has established a valuation allowance related to a portion of the deferred tax asset associated with the Altaworks transaction due to limitations under Section 382 of the Internal Revenue Code. The Company believes that it is more likely than not that the remaining net deferred tax asset of $3,031 will be realized, based upon its history of profitability, estimates of future taxable income, and the period over which the tax benefits can be realized.

The provision for income taxes for fiscal 2008, 2007 and 2006 differs from the amount computed by applying the statutory United States Federal income tax rate to income before taxes as a result of the following:

	2008	2007	2006
Statutory United States Federal rate	34.0%	34.0%	34.0%
INCREASE (DECREASE) IN TAXES RESULTING FROM:			
State income taxes—net of Federal benefit	(7.0)	4.5	5.8
Nondeductible meals and entertainment	38.0	0.5	2.1
Nondeductible fines and penalties	3.6	0.1	—
Nondeductible stock compensation	93.9	0.1	—
Nondeductible expenses - other	4.3	0.1	0.2
Section 199 deduction	(10.2)	(0.6)	—
Tax credits	(209.3)	(6.2)	(31.5)
Provision to return true-ups *(permanent items)*	148.9	0.5	(0.6)
Foreign tax expense	(173.6)	—	8.8
Tax exempt income	(234.0)	(1.9)	—
Other	13.0	0.1	1.0
FIN 48	45.2	—	—
Changes to estimates	8.2	0.5	—
Foreign tax rate differential	14.5	(0.2)	(0.5)
Effective tax rate	(230.5)%	31.5%	19.3%

The decrease in the Company's effective tax rate in fiscal 2008 from fiscal 2007 was primarily the result of a decrease in book income and an increase in permanent book to tax differences such as tax exempt interest income. The increase in the Company's effective tax rate in fiscal 2007 from fiscal 2006 was primarily the result of the reduced benefit of research and development credits and adjusting projected foreign tax credits and projected research and development tax credits to the actual amount of the credits computed in conjunction with completing and filing its fiscal 2006 tax return in December of fiscal 2007.

At March 31, 2008, the Company had a United States federal research and development tax credit carryforward of approximately $1,483 and net operating loss carryforwards of approximately $38,220, which will expire in the years 2019 through 2024. At March 31, 2008, the Company's German and Singapore subsidiaries had foreign net operating loss carryforwards of $87 and $259, respectively. Both of the foreign net operating losses can be carried forward indefinitely under local tax legislation.

As part of the Altaworks Corporation acquisition, the Company received a federal net operating loss carryforward of approximately $38,775 and a research and development credit carryforward of approximately $1,188. The related deferred tax assets amount to $14,372. These tax assets are subject to an annual limitation under Section 382 of the Internal Revenue Code. Because of the limitation imposed, management believes it is more likely than not that a portion of the assets will not be realized and has placed a valuation allowance of $13,289 against that portion.

At March 31, 2008, the Company had cumulative undistributed earnings of foreign subsidiaries, for which no United States income or foreign withholding taxes have been recorded, of approximately $1,943, which have been reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States tax credits for foreign taxes already paid.

Effective April 1, 2007, the Company adopted FIN No. 48. As a result of the implementation, the Company recognized a $653 increase to its liability for unrecognized tax benefits. The portion of the increase that was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet was $510. The total amount of gross unrecognized tax benefits as of April 1, 2007 was $810. Of this total, $781 (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. At March 31, 2008, the gross unrecognized benefit was $838, $808 of which would favorably affect the effective income tax rate in future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

Unrecognized tax benefits at April 1, 2007	$ 810
Gross increases – tax positions in prior period	—
Gross decreases – tax positions in prior period	(80)
Gross increases – current period tax positions	79
Settlements	—
Lapse of statute of limitations	—
Foreign currency translation adjustment	29
Unrecognized tax benefits at March 31, 2008	$ 838

The following table summarizes the tax years that are either currently under audit or remain open under the statute of limitations and are subject to examination by the tax authorities in the most significant jurisdictions that the Company operates:

Australia	FY03 – FY08
Belgium	FY04 – FY08
France	FY04 – FY08
Germany	FY04 – FY08
United Kingdom	FY07 – FY08
United State	FY02 – FY03
United States	FY05 – FY08
Maryland	FY04 – FY08
New York	FY07 – FY08

The Company's continuing practice is to recognize interest, if any, related to income tax matters in interest expense in its consolidated statement of operations and penalties as part of general and administrative expense in its consolidated statement of operations. In conjunction with the adoption of FIN 48, the Company recognized $20 and $8 for the payment of interest and penalties, respectively, at April 1, 2007 which is included in accrued interest on the balance sheet. During fiscal 2008, the Company recognized $6 in potential interest expense associated with uncertain tax positions. The total accrued interest and accrued penalties related to uncertain tax positions for fiscal 2008 was $30 and $2, respectively.

The Company believes it is reasonably possible that significant changes in the liability for uncertain tax positions will occur in the next twelve months as a result of final decisions related to the voluntary payments of its state and local income taxes and lapse of statute of limitations. In the aggregate, the Company believes the liability for uncertain tax positions could decrease by $235 in the next twelve months.

9. Commitments and Contingencies

The Company's corporate office and principal facility is located in Bethesda, Maryland and consists of approximately 82,000 square feet of office space held under two leases. The lease for 60,000 square feet expires on January 31, 2011, exclusive of renewal options. The lease provides for two five-year renewal options. The rent is subject to escalation based upon a consumer price index adjustment of up to 3% each year. The lease also requires the Company to maintain a security deposit of approximately $2,122 in the form of a bank letter of credit, as discussed in Note 10, which is subject to annual reductions based upon meeting certain minimum financial requirements. The lease for 22,000 square feet expires on January 31, 2016, exclusive of renewal options. The lease provides for one five-year renewal options. The rent is subject to escalation based upon a consumer price index adjustment of up to 3% each year. The lease also requires the Company to maintain a security deposit of approximately $69 in the form of a bank letter of credit, as discussed in Note 10, which is subject to annual reductions based upon meeting certain minimum financial requirements.

In addition, the Company leases office space under non-cancelable operating leases. The leases for office space contain escalation clauses that provide for increased rentals based primarily on increases in real estate taxes, operating expenses, or the average consumer price index. Total rent expense under all leases for fiscal 2008, 2007, and 2006 was $4,495, $3,821, and $3,437, respectively. At March 31, 2008, future minimum lease payments required under non-cancelable leases were as follows:

Year ending March 31,	
2009	$ 5,079
2010	5,155
2011	4,788
2012	2,174
2013	1,963
Thereafter	10,804
Total minimum lease payments	**$ 29,963**

The Internal Revenue Service, or IRS, is examining the Company's federal corporate income tax returns for fiscal 2002 and 2003. While the IRS examination of the Company's returns is not final at this time, the Company has reached an agreement with respect to the amount of research and development tax credits that it claimed on its tax returns for those years. As a result of this agreement, the Company is reducing the amount of the research and development tax credits claimed on its tax returns for fiscal 2002 and 2003 by approximately $350. The IRS also asserted tax deficiencies related to the timing of revenue reported on the Company's tax returns for fiscal 2002 and 2003. The IRS has asserted that revenue associated with certain contracts reported on the Company's fiscal year 2003 tax return, should have been included in taxable income on its tax return for the fiscal 2002. The Company does not believe any tax deficiencies related to the timing of reporting revenue will be material to the financial statements.

The Company accounts for guarantees in accordance with Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", or "Interpretation No. 45". Interpretation No. 45 elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. The provisions related to recognizing a liability at inception of the guarantee do not apply to product warranties or indemnification provisions in the Company's software license agreements.

Under the terms of substantially all of the Company's license agreements, it has agreed to defend and pay any final judgment against its customers arising from claims against such customers that the Company's software products infringe the intellectual property rights of a third party. To date: i) the Company has not received any notice that any customer is subject to an infringement claim arising from the use of its software products, ii) the Company has not received any request to defend any customers from infringement claims arising from the use of its software products, and iii) the Company has not paid any final judgment on behalf of any customer related to an infringement claim arising from the use of its software products. Because the outcome of infringement disputes are related to the specific facts in each case, and given the lack of previous or current indemnification claims, the Company cannot estimate the maximum amount of potential future payments, if any, related to its indemnification provisions. However, the Company reasonably believes these indemnification provisions will not have a material adverse effect on its operating performance or financial condition. As of March 31, 2008, the Company has not recorded any liabilities related to these indemnifications.

The Company's standard license agreement includes a warranty provision for software products. The Company generally warrants for the first ninety days after delivery that the software shall operate substantially as stated in the then current documentation provided that the software is used in a supported computer system. The Company provides for the estimated cost of product warranties based on specific warranty claims, provided that it is probable that a liability exists and provided the amount can be reasonably estimated. To date, the Company has not had any material costs associated with these warranties.

The Company is involved in other claims and legal proceedings arising from its normal operations. The Company does not expect these matters, individually or in the aggregate, to have a material effect on its financial condition, results of operations, or cash flows.

10. Credit Agreements and Notes Payable

Effective June 10, 2002, the Company entered into a credit facility with a commercial bank. The credit facility permits the borrowing of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10,000 in the aggregate. Borrowings under the credit facility are limited to 80% of eligible accounts receivable. The Company used the facility to issue an irrevocable letter of credit for approximately $2,122 to satisfy the security deposit requirements for its corporate office lease. Upon a default, as defined in the corporate office lease agreement, and written notice from the landlord to the Company, the landlord has the right to draw upon the letter of credit in whole or in part. Interest is payable monthly, based on LIBOR plus the applicable margin ranging from 2% to 2.5% as stated in the loan agreement. The credit facility includes a fee in the amount of 0.25% per annum on the unused portion of the credit facility. The credit facility is collateralized by the Company's accounts receivable. The loan agreement contains customary affirmative and negative covenants including a restriction on the payment of dividends. The Company was in compliance with all affirmative and negative covenants as of March 31, 2008. Effective June 10, 2007, the credit facility was renewed for $2,000 and is due to expire on June 30, 2008. As of March 31, 2008, we had available borrowings of $249 under the credit facility. We plan to renew the credit facility in fiscal 2009.

11. Employee Benefit Plan

Effective August 1, 1993, the Company established a 401(k) retirement plan, or the Plan covering all eligible employees, as defined. Eligible employees who are at least 21 years old may participate. Under the terms of the Plan, participants may defer a portion of their salaries as employee contributions. The Company makes matching contributions and may make discretionary and extra contributions. Employee contributions and extra contributions made by the Company are 100% vested immediately. In general, the Company's matching and discretionary contributions vest ratably over a five-year period. The Company's expense under this Plan for fiscal 2008, 2007 and 2006 was $1,259, $1,056, and $890, respectively.

12. Earnings per Share

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share for fiscal 2008, 2007 and 2006:

	2008	2007	2006
NET INCOME (NUMERATOR):			
Basic and diluted net income	$ 533	$ 7,965	$ 2,137
SHARES (DENOMINATOR):			
Weighted average shares outstanding (basic)	20,342	20,358	20,374
Plus:			
Effect of other dilutive securities – options	254	832	229
Effect of other dilutive securities – restricted stock	25	16	1
Weighted average shares outstanding (diluted)	**20,621**	**21,206**	**20,604**
NET INCOME PER COMMON SHARE:			
Basic	$ 0.03	$ 0.39	$ 0.10
Diluted	$ 0.03	$ 0.38	$ 0.10

The weighted average shares outstanding (diluted) is not impacted during any period where the exercise price of a stock option is greater than the average market price. The Company had options for the purchase of 1,826, 470 and 2,367 common shares that were excluded from the diluted average shares outstanding for the fiscal 2008, 2007, and 2006 respectively, because their effect was anti-dilutive.

13. Treasury Stock

On January 31, 2005, the Company announced that the Board of Directors had authorized the repurchase of up to 1,000 shares of the Company's common stock from time to time on the open market or in privately negotiated transactions. On February 4, 2008, the Company announced that the Board of Directors had authorized the repurchase of an additional 1,000 shares of the Company's common stock under the stock repurchase program. This stock repurchase program does not have a specified termination date. Any repurchased shares will be available for use in connection with the Company's stock plans or other corporate purposes. The Company expended $5,013, $1,521 and $3,625 to purchase 522, 104 and 409 shares during fiscal 2008, 2007 and 2006, respectively, at an average price of $9.61, $14.62 and $8.84. Restricted stock shares withheld from employees to satisfy the minimum statutory withholding obligations with respect to the income recognized by these employees upon the vesting of their restricted stock shares during the year are included in these totals. As of March 31, 2008, the Company had repurchased 1,036 shares of common stock under the stock repurchase program.

14. Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, and net unrealized (losses)/gains on marketable securities. The components of comprehensive income for fiscal 2008, 2007, and 2006, net of tax, are as follows:

	2008	2007	2006
Net income	$ 533	$ 7,965	$ 2,137
Foreign currency translation adjustments	147	758	(315)
Net unrealized (losses) gains on marketable securities	(381)	(19)	50
Total comprehensive income	**$ 299**	**$ 8,704**	**$ 1,872**

15. Business Segment and Geographic Area Information

The Company operates in one industry segment, the development and sale of computer software programs and related services. The Chief Operating Officer evaluates the performance of the Company using one industry segment. For the years ended March 31, 2008, 2007 and 2006, revenue from transactions with United States government agencies was approximately 41%, 43%, and 43% of total revenue, respectively. No single customer accounted for 10% or more of revenue for fiscal 2008, 2007 or 2006. In addition, there was no country, with the exception of the United States, where aggregate sales accounted for 10% or more of total revenue. The Company's assets were primarily held in the United States for fiscal 2008, 2007 and 2006.

Revenue by geographic destination and as a percentage of total revenue for fiscal 2008, 2007 and 2006 are as follows:

	2008	2007	2006
GEOGRAPHIC AREA BY DESTINATION			
United States	$ 80,840	$ 75,071	$ 59,574
International	20,506	20,059	16,541
	$101,346	**$ 95,130**	**$ 76,115**
GEOGRAPHIC AREA BY DESTINATION			
United States	79.8%	78.9%	78.3%
International	20.2	21.1	21.7
	100.0%	**100.0%**	**100.0%**

16. Valuation and Qualifying Accounts

The following table sets forth activity in our valuation accounts:

	Balance at Beginning of Period	Charges to Expenses	Other	Deductions[1]	Balance at End of Period
ACCOUNTS RECEIVABLE RESERVE ACCOUNT:					
Year ended March 31, 2008	$ 133	$ 96	$ —	$ (75)	$ 154
Year ended March 31, 2007	$ 140	$ 25	$ —	$ (32)	$ 133
Year ended March 31, 2006	$ 180	$ 27	$ —	$ (67)	$ 140
DEFERRED TAX VALUATION ACCOUNT:					
Year ended March 31, 2008	$ 13,289	$ —	$ —	$ —	$ 13,289
Year ended March 31, 2007	$ 13,289	$ —	$ —	$ —	$ 13,289
Year ended March 31, 2006	$ 13,289	$ —	$ —	$ —	$ 13,289

(1) Deductions represent write-offs of receivables previously reserved and adjustments to reflect accounts receivable at net realizable value.

17. Quarterly Financial Data (Unaudited)

Year Ended March 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$23,332	$24,991	$26,017	$27,006
Gross profit	17,474	19,026	19,091	19,566
(Loss) income from operations	(59)	211	(2,346)	(1,224)
Net income (loss)	647	1,301	(1,312)	(103)
Basic net income (loss) per common share	$ 0.03	$ 0.06	$ (0.06)	$ (0.00)
Diluted net income (loss) per common share	$ 0.03	$ 0.06	$ (0.06)	$ (0.00)
Basic weighted average common shares outstanding	20,516	20,409	20,273	20,200
Diluted weighted average common shares outstanding	21,180	20,926	20,273	20,200

Year Ended March 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$22,632	$23,617	$24,522	$24,359
Gross profit	17,867	18,693	19,358	18,683
Income from operations	1,820	1,796	2,733	1,437
Net income	1,635	1,727	3,024	1,579
Basic net income per common share	$ 0.08	$ 0.09	$ 0.15	$ 0.07
Diluted net income per common share	$ 0.08	$ 0.08	$ 0.15	$ 0.07
Basic weighted average common shares outstanding	20,190	20,266	20,365	20,487
Diluted weighted average common shares outstanding	20,664	21,019	21,387	21,337

18. Interest and Other Income, Net

The components of interest and other income, net for fiscal 2008, 2007, and 2006 are as follows:

	2008	2007	2006
Interest income	$ 3,646	$ 3,825	$ 2,748
Interest expense	(31)	(26)	(56)
Other income	—	38	18
Other expense	(36)	(3)	(30)
Interest and other income, net	**$ 3,579**	**$ 3,834**	**$ 2,680**

CORPORATE INFORMATION

Directors



Marc A. Cohen
Chairman of the Board and Chief Executive Officer



Alain J. Cohen
President and Chief Technology Officer



Steven G. Finn, Ph.D.
Principal Research Scientist and Lecturer Massachusetts Institute of Technology



Ronald W. Kaiser
Independent Director



William F. Stasior
Senior Chairman Booz Allen Hamilton, Inc.

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, September 9, 2008 at OPNET Corporate Headquarters, 7255 Woodmont Avenue, Bethesda, Maryland 20814.

Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge upon request by contacting OPNET Investor Relations or by visiting our Web site.

Market Information

Our common stock trades on the Nasdaq National Market under the symbol "OPNT." The following table sets forth, on a per share basis, for the indicated periods, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

Quarterly Common Stock-Price for the Years Ended March 31

	2008		2007	
Quarter ended	**High**	**Low**	**High**	**Low**
June 30	$ 14.17	$ 9.90	$ 15.00	$ 10.07
September 30	11.92	9.41	14.29	10.74
December 31	12.89	8.07	16.82	12.89
March 31	9.50	7.52	15.98	12.86

We have never paid or declared any cash dividends on our common stock or other securities. Our loan agreement with a commercial bank prohibits the payment of dividends. We currently intend to retain all future earnings, if any, for use in the operation of our business, and therefore, do not anticipate paying cash dividends in the foreseeable future.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on the Common Stock of the Company from March 31, 2003 to March 31, 2008 with the cumulative total return of (i) the NASDAQ National Market and (ii) the NASDAQ Computer & Data Processing Index. The graph assumes the investment of $100.00 on March 31, 2003 in the Company's Common Stock, the NASDAQ National Market, and the NASDAQ Computer & Data Processing Index, and in each case assumes that any dividends are reinvested.

Comparison of 5 Year Cumulative Total Return*

Among OPNET Technologies, Inc., The NASDAQ Composite Index, and The NASDAQ Computer & Data Processing Index



300
250
200
150
100
3/03
3/04
3/05
3/06
3/07
3/08
OPNET Technologies, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 3/31/03 in stock or Index-including reinvestment of dividends. Fiscal year ending March 31.

Executive Officers

Marc A. Cohen
Chairman of the Board
and Chief Executive Officer

Alain J. Cohen
President
and Chief Technology Officer

Mel F. Wesley
Vice President
and Chief Financial Officer

Investor Relations

Mel F. Wesley
ir@opnet.com

Independent Auditor

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

Transfer Agent

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
Plaza Level
New York, NY 10038

Legal Counsel

Cooley Godward Kronish LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190

Corporate Headquarters

OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000
ir@opnet.com

www.opnet.com
NASDAQ: OPNT

OPNET®

Making Networks and Applications Perform®

OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, Maryland 20814, USA
phone: (240) 497-3000
email: info@opnet.com

Investor Relations
ir@opnet.com

www.opnet.com

END